Rye Patch
GOLD CORP.

[redacted]

08006290

Suite 1740 – 1177 West Hastings St., Vancouver, BC V6E 2K3
Tel (604) 638-1588 Fax (604) 638-1589

082-35199

FILE ~~82-35799~~
Exemption 12g3-2(b)

SEC Mail
Mail Processing
Section

DEC 15 2008

Washington, DC
106

SUPPL

December 10, 2008

US Securities and Exchange Commission
100F Street N.E
Washington, DC 20549
U.S.A.

Re: Rye Patch Gold Corp. – exemption from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) of the Act

Dear Sir or Madam:

In accordance to the above, and in order for the Company to continue using the exemption, please find enclosed the following documents:

- News releases No. 20 dated September 17, 2008 to No. 29 dated November 28, 2008;
- Unaudited Interim Financial Statements for the period ended September 30, 2008 corresponding to the third quarter;

Yours sincerely,

Roxana Miranda
Office Manager

PROCESSED
DEC 23 2008
THOMSON REUTERS

Encs.

12/19

File 82-35799 Exemption 12g3(b)

Rye Patch GOLD CORP.

NEWS RELEASE

No. 08 - 20

RYE PATCH GOLD DRILLS 45.7 METRES GRADING 1.34 G/T AU AT WILCO

Vancouver, British Columbia, September 17, 2008 - Rye Patch Gold Corp (TSX-V: RPM and RPM.WT) ("Rye Patch" or the "Company") is pleased to release the first eleven drillholes assay results from the Company's phase-2 drilling program on the Wilco project. The phase-2 program is centered within the Willard mine area with step-out drilling within the Section Line discovery zone as well as new drilling on two outlying parallel target zones – Old Willard Mine and Pay Dirt targets. Table 1 summarizes drill interval results, using a 0.01 opt (0.34 g/t) cutoff for intervals greater than 10 feet (3 metres), for drillholes WR-049 to WR-059.

TABLE 1, WILCO PROJECT: 2008 REVERSE CIRCULATION DRILL PROGRAM (WR-049 to WR-059)

Drillhole	Target Area	Au oz/ton	Hole interval feet	From feet	To feet	TD (feet)	Au g/tonne	Hole interval metres	From metres	To metres	TD (metres)
WR-049	Section Line	0.054	20	285	305	815	1.85	6.1	86.9	93.0	248.4
WR-049	Section Line	0.030	90	325	415		1.03	27.4	99.1	126.5	
WR-049	Section Line	0.031	80	590	670		1.06	24.4	179.8	204.2	
WR-050	Section Line	0.075	30	265	295	900	2.57	9.1	80.8	89.9	274.3
Including		0.183	10	265	275		6.28	3.0	80.8	83.8	
WR-050	Section Line	0.023	10	655	665		0.79	3.0	199.6	202.7	
WR-051	Section Line	NSV				785	NSV				239.3
WR-052	Section Line	0.019	20	390	410	515	0.65	6.1	118.9	125.0	157.0
WR-052	Section Line	0.018	20	445	465		0.62	6.1	135.6	141.7	
WR-053	Section Line	0.010	15	350	365	965	0.34	4.6	106.7	111.3	294.1
WR-053	Section Line	0.068	75	390	465		2.33	22.9	118.9	141.7	
WR-053	Section Line	0.010	10	520	530		0.34	3.0	158.5	161.5	
WR-053	Section Line	0.012	40	555	595		0.41	12.2	169.2	181.4	
WR-053	Section Line	0.013	35	610	645		0.45	10.7	185.9	196.6	
WR-053	Section Line	0.010	10	690	700		0.34	3.0	210.3	213.4	
WR-053	Section Line	0.028	65	725	790		0.96	19.8	221.0	240.8	
WR-054	Section Line	0.038	35	265	300	765	1.30	10.7	80.8	91.4	233.2
WR-054	Section Line	0.010	20	350	370		0.34	6.1	106.7	112.8	
WR-054	Section Line	0.029	130	440	570		0.99	39.6	134.1	173.7	
Including		0.118	5	480	485		4.05	1.5	146.3	147.8	
WR-055	Section Line	NSV				730	NSV				222.5
WR-056	Section Line	NSV				725	NSV				221.0
WR-057	Section Line	0.014	10	260	270	645	0.48	3.0	79.2	82.3	196.6
WR-057	Section Line	0.012	25	310	335		0.41	7.6	94.5	102.1	
WR-057	Section Line	0.025	65	385	450		0.86	19.8	117.3	137.2	
WR-057	Section Line	0.014	20	540	560		0.48	6.1	164.6	170.7	
WR-057	Section Line	0.016	10	625	635		0.55	3.0	190.5	193.5	
WR-058	Section Line	0.014	10	390	400	700	0.48	3.0	118.9	121.9	213.4
WR-058	Section Line	0.039	150	480	630		1.34	45.7	146.3	192.0	
Including		0.126	10	515	525		4.32	3.0	157.0	160.0	
Including		0.103	5	535	540		3.53	1.5	163.1	164.6	
WR-059	Section Line	0.068	55	165	220	800	2.33	16.8	50.3	67.1	243.8
Including		0.291	10	165	175		9.98	3.0	50.3	53.3	
WR-059	Section Line	0.100	5	325	330		3.43	1.5	99.1	100.6	
WR-059	Section Line	0.024	25	675	700		0.82	7.6	205.7	213.4	

NSV = No Significant Values

Rye Patch GOLD CORP.

NEWS RELEASE

No. 08 - 20

"We are very pleased to continue to drill gold and expand the Section Line discovery. These drillholes extend the oxide domain to the south and west of the original Section Line discovery which will likely enhance the metallurgical characteristics of the resource. In addition, drillhole WR-059 has intersected a new, near surface zone that is open to the north of the Section Line deposit. Additional drilling is currently being directed to this area; however, results are pending at this time", explained Rye Patch's CEO and President, William C. (Bill) Howald.

The Wilco phase-2 drill program commenced in mid-June with Eklund Drilling of Elko, Nevada. The planned program consists of 30,000 feet (10,000 metres) and will finish at the end of September. To date, a total of 25,085 feet (7,646 metres) has been completed in 32 reverse circulation drillholes. The program is centered on the Willard mine area with step-out drillholes to the north, south and west of the Section Line discovery. In addition, drillholes are planned in the 46 and Colado resource area targets. A drillhole location map is available on the company's website at www.ryepatchgold.com .

A second drill rig is finishing a 10,000-foot (3,000-metre) program at the Company's 100% controlled Jessup project. This program is scheduled to be completed at the end of September. Initial drill results for the Company's Jessup and Lincoln Hill/Gold Ridge projects will be forthcoming in the next 3 to 4 weeks. The Company should have all drilling results for Wilco, Jessup and Lincoln Hill disclosed by the end of October.

As released on the Company's Wilco project on May 12, 2008, and on the Jessup project in December 11, 2007, Rye Patch Gold now holds 779,517 ounces of gold and gold equivalent in the measured and indicated category plus 1,151,776 ounces of gold and gold equivalent in the inferred category. The table below summarizes the resources for Rye Patch Gold's advance projects.

Table 2: Rye Patch Gold's NI43-101 Gold Resource Inventory

RYE PATCH GOLD RESOURCES							
Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,091	0.018	NC	146,701	NC	146,701
	Indicated	32,950	0.015	NC	478,816	NC	478,816
	Inferred	99,978	0.011	NC	1,124,776	NC	1,124,776
Jessup[2]	Measured	0	0	0	0	0	0
	Indicated	5,423	0.022	0.31	120,000	1,655,000	154,000
	Inferred	1,265	0.017	0.23	22,000	286,000	27,000
Total Measured Resources					**146,701**	**0**	**146,701**
Total Indicated Resources					**598,816**	**1,655,000**	**632,816**
Total Inferred Resources					**1,146,776**	**286,000**	**1,151,776**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Willard Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cutoff grade for Jessup is 0.01 oz Au/t for oxide mineralisation, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material;
[3] Jessup Resource includes Au equivalent ounces (50g/t Ag = 1g/t Au). NC = not calculated

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 20

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Mr. Shea Clark-Smith is overseeing the gold assay and geochemical quality control and assurance programs for Rye Patch Gold's drill programs at Wilco, Jessup and Lincoln Hill. He is responsible for creating, administering, and monitoring sample preparation and analytical QA/QC procedures for the drilling program. In sum, the QA/QC procedures will provide several measures of data quality and assure the Company that the data is representative of the original sample.

Rye Patch Gold maintains a strict quality control program at all of its projects. ALS Chemex collects the Wilco, Lincoln Hill-Gold Ridge, and Jessup drill samples onsite and transports the samples directly to the ALS Chemex's preparation and analysis facility located in Reno, Nevada. Analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods, with an atomic absorption finish.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. The Company's goal is to have 5-million ounces of gold inventory within the next 3 years. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589
www.ryepatchgold.com

Renmark Financial Communications Inc.
Christine Stewart, Senior Account Manager
cstewart@renmarkfinancial.com
Tel.: (416) 644-2020
Fax: (416) 644-2021
www.renmarkfinancial.com

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 21

RYE PATCH GOLD DRILLS 25 FEET GRADING 2.2 OUNCES/TON AU AT LINCOLN HILL

Vancouver, British Columbia, September 24, 2008 - Rye Patch Gold Corp (TSX-V: RPM and RPM.WT) ("Rye Patch" or the "Company") is excited to release the assay results from the Company's exploration drilling program on the Lincoln Hill-Gold Ridge project. The exploration program cut multi-ounce gold and silver intersections in drillhole LR-013 including 25 feet grading 2.2 ounces/ton gold from 90 to 115 feet downhole. In addition, there were numerous significant gold intervals encountered in the program. A total of 8,375 feet (2,550 metres) in 18 reverse circulation drillholes were completed. Table 1 summarizes drill interval results, using a 0.01 opt (0.34 g/t) cutoff for intervals greater than 10 feet (3 metres), for drillholes LR-001 to LR-018.

TABLE 1: GOLD RIDGE-LINCOLN HILL PROJECT: 2008 REVERSE CIRCULATION DRILL PROGRAM

Drillhole	Target Area	Au oz/ton	Ag oz/ton	Drillhole interval Feet	From feet	To Feet	Total Depth (feet)
LR-001	**Gold Ridge**	**0.011**	**0.289**	**20**	**235**	**255**	600
LR-002	Gold Ridge	NSV					400
LR-003	Lincoln Hill	0.040	0.213	15	135	150	350
LR-003	Lincoln Hill	0.017	0.140	20	190	210	
LR-003	Lincoln Hill	0.028	0.158	10	245	255	
LR-004	Lincoln Hill	0.012	0.050	20	225	245	350
LR-005	Lincoln Hill	0.011	0.054	10	10	20	550
LR-006	Lincoln Hill	0.018	0.115	15	0	15	550
LR-006	Lincoln Hill	0.012	0.196	30	95	125	
LR-006	Lincoln Hill	0.015	0.047	35	265	300	
LR-007	Lincoln Hill	0.012	0.378	35	50	85	400
LR-008	Lincoln Hill	0.013	0.232	10	95	105	380
LR-009	Lincoln Hill	**0.030**	**0.248**	**40**	**45**	**85**	370
Including		0.118	0.117	5	60	65	
LR-009	Lincoln Hill	0.011	0.275	15	115	130	
LR-009	Lincoln Hill	**0.053**	**1.656**	**45**	**150**	**195**	
Including		0.127	0.245	5	150	155	
Including		0.085	6.329	10	180	190	
LR-010	Lincoln Hill	0.025	7.426	30	25	55	500
LR-010	Lincoln Hill	0.016	1.808	10	70	80	
LR-011	Lincoln Hill	0.010	3.121	10	275	285	285
LR-012	Lincoln Hill	0.011	0.155	45	230	275	500
LR-013	Lincoln Hill	**0.792**	**1.000**	**70**	**75**	**145**	525
Including		**2.200**	**2.400**	**25**	**90**	**115**	
LR-013	Lincoln Hill	0.011	1.000	30	325	355	
LR-013	Lincoln Hill	0.025	1.100	20	390	410	
LR-014	Lincoln Hill	0.033	0.699	15	70	85	400
LR-014	Lincoln Hill	0.020	1.125	15	130	145	
LR-015	Lincoln Hill	NSV					245

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 21

TABLE 1: GOLD RIDGE-LINCOLN HILL PROJECT: 2008 REVERSE CIRCULATION DRILL PROGRAM							
Drillhole	Target Area	Au oz/ton	Ag oz/ton	Drillhole interval Feet	From feet	To Feet	Total Depth (feet)
LR-016	Lincoln Hill	NSV					500
LR-017	Lincoln Hill	0.015	0.049	15	225	240	970
LR-017	Lincoln Hill	0.022	0.098	35	330	365	
LR-017	Lincoln Hill	0.025	0.023	10	455	465	
LR-017	Lincoln Hill	0.029	0.830	15	855	870	
LR-018	Lincoln Hill	**0.069**	**0.171**	**55**	**75**	**130**	500
Including		**0.196**	**0.201**	**15**	**90**	**105**	
LR-018	Lincoln Hill	**0.034**	**0.324**	**45**	**155**	**200**	
LR-018	Lincoln Hill	0.010	0.149	45	215	260	
LR-018	Lincoln Hill	0.011	0.932	30	295	320	

NSV = No Significant Values **TOTAL FOOTAGE 8,375**

The Lincoln Hill drilling intersected significant gold and silver assays; however, several drillholes had significant silver assays that did not make the rigorous cut-off criteria of Table 1 because gold values are below the gold cut-off grade. These drillholes include LR-010 which cut 75 feet grading 3.396 opt Ag starting at 25 feet, drillhole LR-016 which intersected 3 zones – 55 feet grading 0.605 opt Ag, 45 feet grading 1.059 opt Ag, and 25 feet grading 1.152 opt Ag starting at 15, 140, and 330 feet respectively. Similar silver zones were also encountered in drillholes LR-007, LR-011 and LR-012.

Drilling completed at the adjacent pediment zone located within the Gold Ridge portion of the property indicates a potential new discovery. The pediment target intersected mineralized Tertiary fanglomerate similar to the Colado deposit at Wilco. This target has never been addressed and offers potential for a new discovery on the project. A drillhole location map is available on the company's website at www.ryepatchgold.com .

"These are truly phenomenal results for our first drill program on the Lincoln Hill - Gold Ridge property. The new drill intercepts on the Lincoln Hill target show the gold and silver mineralization are related to northeast structures that contain significant high-grade gold and silver values. The pediment target located on the west side of the property is within a similar geologic environment as the Colado deposit located at Wilco and could prove to have significant size. With Lincoln Hill-Gold Ridge and Wilco located within 20km of each other along easy access, the potential exists for a mining district with multiple mining operations. Similar examples exist in Nevada where a single operator has several deposits within a radius of a single mill and administration. Without getting ahead of ourselves, this drilling certainly demonstrates the merits of the project, and additional work is very much warranted", exclaimed Rye Patch's CEO and President, William C. (Bill) Howald.

At this time drill rigs are operating at Wilco and Jessup. These programs are scheduled to be completed at the end of September. The Company will have additional drill results for Wilco and Jessup over the next 10 weeks.

As released on the Company's Wilco project on May 12, 2008, and on the Jessup project in December 11, 2007, Rye Patch Gold now holds 779,517 ounces of gold and gold equivalent in the measured and indicated category plus 1,151,776 ounces of gold and gold equivalent in the inferred category. The table below summarizes the resources for Rye Patch Gold's advance projects.

Table 2: Rye Patch Gold's NI43-101 Gold Resource Inventory

RYE PATCH GOLD RESOURCES							
Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,091	0.018	NC	146,701	NC	146,701
	Indicated	32,950	0.015	NC	478,816	NC	478,816
	Inferred	99,978	0.011	NC	1,124,776	NC	1,124,776
Jessup[2]	Measured	0	0	0	0	0	0
	Indicated	5,423	0.022	0.31	120,000	1,655,000	154,000
	Inferred	1,265	0.017	0.23	22,000	286,000	27,000
Total Measured Resources					**146,701**	**0**	**146,701**
Total Indicated Resources					**598,816**	**1,655,000**	**632,816**
Total Inferred Resources					**1,146,776**	**286,000**	**1,151,776**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Willard Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cutoff grade for Jessup is 0.01 oz Au/t for oxide mineralisation, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material;
[3] Jessup Resource includes Au equivalent ounces (50g/t Ag = 1g/t Au). NC = not calculated

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Mr. Shea Clark-Smith is overseeing the gold assay and geochemical quality control and assurance programs for Rye Patch Gold's drill programs at Wilco, Jessup and Lincoln Hill. He is responsible for creating, administering, and monitoring sample preparation and analytical QA/QC procedures for the drilling program. In sum, the QA/QC procedures will provide several measures of data quality and assure the Company that the data is representative of the original sample.

Rye Patch Gold maintains a strict quality control program at all of its projects. ALS Chemex collects the Wilco, Lincoln Hill-Gold Ridge, and Jessup drill samples onsite and transports the samples directly to the ALS Chemex's preparation and analysis facility located in Reno,

Rye Patch
GOLD CORP.

NEWS RELEASE
No. 08 - 21

Nevada. Analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods, with an atomic absorption finish.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. The Company's goal is to have 5-million ounces of gold inventory within the next 3 years. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589
www.ryepatchgold.com

Renmark Financial Communications Inc.
Christine Stewart, Senior Account Manager
cstewart@renmarkfinancial.com
Tel.: (416) 644-2020
Fax: (416) 644-2021
www.renmarkfinancial.com

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 22

RYE PATCH GOLD MOBILIZES DRILL BACK TO LINCOLN HILL

Vancouver, British Columbia, October 07, 2008 - Rye Patch Gold Corp (TSX-V: RPM, RPM.WT and OTC:RPMG) ("Rye Patch" or the "Company") announces it has mobilized a drill rig back to the Lincoln Hill property to follow up on drillhole LR-013 which returned 70 feet grading 0.792 opt gold including an interval of 25 feet grading 2.200 opt gold (21.3 metres grading 27.16 g/t gold including an interval of 7.6 metres grading 75.44 g/t gold) which was released on September 24, 2008. The objective of the follow-up drilling will be to follow the high-grade gold and silver intervals along strike of the northeast breccias zones as well as test the depth extent of this near-surface, shallow mineralisation.

Drilling is nearing completion at the Company's Wilco project and was recently completed at the Jessup project. The Company will have additional drill results for Wilco, Jessup and now Lincoln Hill over the next 8 weeks.

As released on the Company's Wilco project on May 12, 2008, and on the Jessup project in December 11, 2007, Rye Patch Gold now holds 779,517 ounces of gold and gold equivalent in the measured and indicated category plus 1,151,776 ounces of gold and gold equivalent in the inferred category. The table below summarizes the resources for Rye Patch Gold's advance-stage projects.

Table 2: Rye Patch Gold's NI43-101 Gold Resource Inventory

Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,091	0.018	NC	146,701	NC	146,701
	Indicated	32,950	0.015	NC	478,816	NC	478,816
	Inferred	99,978	0.011	NC	1,124,776	NC	1,124,776
Jessup[2]	Measured	0	0	0	0	0	0
	Indicated	5,423	0.022	0.31	120,000	1,655,000	154,000
	Inferred	1,265	0.017	0.23	22,000	286,000	27,000
Total Measured Resources					**146,701**	**0**	**146,701**
Total Indicated Resources					**598,816**	**1,655,000**	**632,816**
Total Inferred Resources					**1,146,776**	**286,000**	**1,151,776**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Willard Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cutoff grade for Jessup is 0.01 oz Au/t for oxide mineralisation, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material;
[3] Jessup Resource includes Au equivalent ounces (50g/t Ag = 1g/t Au). NC = not calculated

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 22

Mr. Shea Clark-Smith is overseeing the gold assay and geochemical quality control and assurance programs for Rye Patch Gold's drill programs at Wilco, Jessup and Lincoln Hill. He is responsible for creating, administering, and monitoring sample preparation and analytical QA/QC procedures for the drilling program. In sum, the QA/QC procedures will provide several measures of data quality and assure the Company that the data is representative of the original sample.

Rye Patch Gold maintains a strict quality control program at all of its projects. ALS Chemex collects the Wilco, Lincoln Hill-Gold Ridge, and Jessup drill samples onsite and transports the samples directly to the ALS Chemex's preparation and analysis facility located in Reno, Nevada. Analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods, with an atomic absorption finish.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. The Company's goal is to have 5-million ounces of gold inventory within the next 3 years. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589
www.ryepatchgold.com

Renmark Financial Communications Inc.
Christine Stewart, Senior Account Manager
cstewart@renmarkfinancial.com
Tel.: (416) 644-2020
Fax: (416) 644-2021
www.renmarkfinancial.com

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 23

RYE PATCH GOLD DRILLS 15.2 METRES GRADING 1.41 G/T GOLD AT WILCO

Vancouver, British Columbia, October 15, 2008 - Rye Patch Gold Corp (TSX-V: RPM, RPM.WT and OTC:RPMGF) ("Rye Patch" or the "Company") releases assay results from the Company's phase-2 drilling program on the Wilco project. The drilling program was completed on October 4, 2008 and finished with a total of 32,287 feet (9,841 metres) in 39 reverse circulation drillholes. The phase-2 program is intersecting multiple intervals with gold grades over significant thicknesses which will likely expand the Wilco resource. Table 1 summarizes drill interval results, using a 0.01 opt (0.34 g/t) cutoff for intervals greater than 10 feet (3 metres), for eleven drillholes from WR-060 to WR-070 totaling 13,745 feet (4,190 metres).

WILCO PROJECT: 2008 REVERSE CIRCULATION DRILL PROGRAM (WR-060 to WR-070)						
Drillhole	Target Area	Au g/tonne	Hole interval metres	From metres	To metres	TD (metres)
WR-060	Section Line	0.45	7.6	166.1	173.7	370.3
WR-060	Section Line	0.69	6.1	178.3	184.4	
WR-061	Section Line	1.23	3.0	161.5	164.6	321.6
WR-061	Section Line	0.38	6.1	256.0	262.1	
WR-061	Section Line	1.34	18.3	271.3	289.6	
WR-061	Section Line	1.47	7.6	292.6	300.2	
Including		4.73	1.5	295.7	297.2	
WR-062	Section Line	0.34	3.0	108.2	111.3	312.4
WR-062	Section Line	0.55	9.1	225.6	234.7	
WR-062	Section Line	3.43	3.0	240.8	243.8	
WR-062	Section Line	1.41	15.2	260.6	275.8	
WR-063	Pay-Dirt	0.48	4.6	10.7	15.2	285.0
WR-063	Pay-Dirt	0.45	3.0	36.6	39.6	
WR-063	Pay-Dirt	0.38	3.0	53.3	56.4	
WR-064	Pay-Dirt	0.51	6.1	24.4	30.5	91.4
WR-064	Pay-Dirt	0.34	3.0	39.6	42.7	
WR-064	Pay-Dirt	0.34	9.1	54.9	64.0	
WR-065	South-Pit	0.51	6.1	64.0	70.1	288.0
WR-065	South-Pit	0.51	3.0	134.1	137.2	
WR-066	South-Pit	0.69	7.6	128.0	135.6	291.1
WR-067	South-Pit	0.45	3.0	79.2	82.3	275.8
WR-067	South-Pit	0.38	3.0	128.0	131.1	
WR-068	South-Pit	1.30	15.2	77.7	93.0	190.5
WR-068	South-Pit	0.48	4.6	131.1	135.6	
WR-069	Section Line	0.41	7.6	166.1	173.7	213.4
WR-070	Section Line	1.06	4.6	125.0	129.5	167.6
WR-070	Section Line	1.27	4.6	135.6	140.2	
NSV = No Significant Values					TOTAL METERAGE	2,807.2

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 23

Step-out drilling in the Section Line area extends the gold zone and shows the mineralization continues to the west along the crest of the anticline. In addition, WR-061 and WR-062 demonstrate mineralization is open to the west along an east-west fault zone and toward the North Area target where recent drilling cut over 200 feet (61 meters) of intense quartz-pyrite stockwork breccias and veining. Assay results for the North Area drilling are pending at this time.

In the Pay Dirt area, initial drilling, WR-063, 64 and 65, confirms near-surface oxide along an east-west structural zone. Based on the initial results, additional drillholes are warranted in the target. Given the geologic understanding of the target, the Pay Dirt zone could potentially add additional inferred mineralization to the Wilco resource model.

Drilling in the South Pit area suggest the mineralization is thinning as shown in drillholes WR-065, WR-066, and WR-067 as the drillholes move off the anticlinal fold axis. An east-west oriented, post-mineral fault is also suspected between drillholes WR-067 and WR-068.

"Rye Patch Gold is now a two horse company with good gold results being delivered from Lincoln Hill (21.3 metres grading 27.16 g/t gold including an interval of 7.6 metres grading 75.44 g/t gold), and continued good results coming from multiple drillholes at Wilco. The new Wilco mineralization continues to support our geologic model although we have had some nice surprises. Drilling in the North area has shown significant thicknesses of alteration which if mineralized will potentially add gold ounces to the Wilco resource", surmised Rye Patch's CEO and President, William C. (Bill) Howald.

Drilling is nearing completion at Wilco and Jessup. Assay results for drillholes WR-049 to WR-069 were released on September 17, 2008. The Company will have additional drill results for Wilco, and Jessup projects over the next 8 weeks. A third drill rig will be mobilized to follow up on positive assay results from the Lincoln Hill project.

As released on the Company's Wilco project on May 12, 2008, and on the Jessup project in December 11, 2007, Rye Patch Gold now holds 779,517 ounces of gold and gold equivalent in the measured and indicated category plus 1,151,776 ounces of gold and gold equivalent in the inferred category. The table below summarizes the resources for Rye Patch Gold's advance-stage projects.

Table 2: Rye Patch Gold's NI43-101 Gold Resource Inventory

Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,091	0.018	NC	146,701	NC	146,701
	Indicated	32,950	0.015	NC	478,816	NC	478,816
	Inferred	99,978	0.011	NC	1,124,776	NC	1,124,776
Jessup[2]	Measured	0	0	0	0	0	0
	Indicated	5,423	0.022	0.31	120,000	1,655,000	154,000
	Inferred	1,265	0.017	0.23	22,000	286,000	27,000
Total Measured Resources					**146,701**	**0**	**146,701**
Total Indicated Resources					**598,816**	**1,655,000**	**632,816**
Total Inferred Resources					**1,146,776**	**286,000**	**1,151,776**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Willard Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cutoff grade for Jessup is 0.01 oz Au/t for oxide mineralisation, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material;
[3] Jessup Resource includes Au equivalent ounces (50g/t Ag = 1g/t Au). NC = not calculated

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 23

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Mr. Shea Clark-Smith is overseeing the gold assay and geochemical quality control and assurance programs for Rye Patch Gold's drill programs at Wilco, Jessup and Lincoln Hill. He is responsible for creating, administering, and monitoring sample preparation and analytical QA/QC procedures for the drilling program. In sum, the QA/QC procedures will provide several measures of data quality and assure the Company that the data is representative of the original sample.

Rye Patch Gold maintains a strict quality control program at all of its projects. ALS Chemex collects the Wilco, Lincoln Hill-Gold Ridge, and Jessup drill samples onsite and transports the samples directly to the ALS Chemex's preparation and analysis facility located in Reno, Nevada. Analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods, with an atomic absorption finish.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. The Company's goal is to have 5-million ounces of gold inventory within the next 3 years. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589
www.ryepatchgold.com

Renmark Financial Communications Inc.
Christine Stewart, Senior Account Manager
cstewart@renmarkfinancial.com
Tel.: (416) 644-2020
Fax: (416) 644-2021
www.renmarkfinancial.com

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 24

RYE PATCH GOLD DRILLS 45.7 METRES GRADING 1.58 G/T AU AT JESSUP

Vancouver, British Columbia, October 22, 2008 - Rye Patch Gold Corp (TSX-V: RPM, and OTC: RPMGF) ("Rye Patch" or the "Company") is pleased to release gold and silver assay results from its phase-1 drill program completed on the 100% controlled Jessup project. The phase-1 program was completed on October 1, 2008, with a total of 5,120 metres (16,795 feet) in 45 reverse-circulation drillholes. The Jessup program intersected gold in new areas as well as expanded gold zones in the known resources. Table 1 summarizes significant drill interval results from the first, twenty-four drillholes, using a 0.34 g/t (0.01 opt) gold cutoff for intervals greater than 3 metres (10 feet).

TABLE 1: JESSUP PROJECT - SIGNIFICANT 2008 REVERSE CIRCULATION DRILL PROGRAM RESULTS

Drillhole	Target	Au g/t	Ag g/t	Hole interval m	From m	To m	Total Depth (metres)
JR-08-002	San Jascinto	0.65	1.81	12.2	25.9	38.1	
JR-08-002	San Jascinto	1.58	20.57	45.7	42.7	88.4	
Including		5.86	20.57	3.0	62.5	65.5	243.9
Including		3.70	123.44	4.6	73.2	77.7	
JR-08-002	San Jascinto	0.96	58.29	3.05	129.5	132.6	
JR-08-003	San Jascinto	0.45	3.87	6.1	16.8	22.9	135.7
JR-08-004	San Jascinto	0.69	8.95	24.4	35.1	59.4	106.7
JR-08-005	San Jascinto	0.79	2.87	18.3	32.0	50.3	160.1
JR-08-006	San Jascinto	0.38	1.97	4.6	13.7	18.3	167.7
JR-08-009	Central Jessup	0.48	1.25	3.0	51.8	54.9	122.0
JR-08-012	San Jascinto	1.30	6.76	16.8	61.0	77.7	
JR-08-012	San Jascinto	0.93	74.72	13.7	83.8	97.5	152.4
Including		1.68	172.99	4.6	88.4	93.0	
JR-08-018	North Jessup	0.55	24.62	16.8	13.7	30.5	91.5
JR-08-018	North Jessup	0.38	2.34	7.6	62.5	70.1	
JR-08-023	North Jessup	1.47	9.02	6.1	18.3	24.4	91.5
JR-08-023	North Jessup	0.48	7.00	18.3	30.5	48.8	
JR-08-024	North Jessup	0.58	2.15	3.0	7.6	10.7	106.7

Drillholes JR-08-002, 003, 004, 005, and 012 show the San Jascinto deposit is open to the northeast and along the southern margin of the deposit. Additional drilling in these directions is warranted based on the results. The gold and silver values are associated with strongly altered breccias zones within the volcanic host rocks. The results indicate the San Jascinto deposit has a high silver component to the mineralization.

Drilling in the North area shows gold and silver values extending the mineralised zone to the north and west along mapped geologic structural zones. These zones have potential to host high-grade gold and silver.

"Success is the word that describes Rye Patch's drilling campaigns on its three advanced-stage gold projects – Wilco, Jessup and Lincoln Hill," stated Rye Patch's CEO and President, William C. (Bill) Howald. "The Company's ability to report positive assay results week after week speaks volumes to

the expertise of the Company's technical group, and the pledge of the management to create value for its investors."

Drilling on the Jessup project shows mineralisation is open in the San Jascinto, and North Jessup targets. Management anticipates an increase in the resource estimate based on this new drilling and plans to update the resource estimate in early 2009.

The drill programs are now complete at Wilco and Jessup while a drill rig is working at Lincoln Hill to follow up the recently released results of 21.3 metres grading 27.16 g/t gold including an interval of 7.6 metres grading 75.44 g/t gold. The Company will report additional drill results for Wilco, Jessup and Lincoln Hill projects through the end of the year.

As released on the Company's Wilco project on May 12, 2008, and on the Jessup project in December 11, 2007, Rye Patch Gold now holds 779,517 ounces of gold and gold equivalent in the measured and indicated category plus 1,151,776 ounces of gold and gold equivalent in the inferred category. The table below summarizes the resources for Rye Patch Gold's advance-stage projects.

Table 2: Rye Patch Gold's NI43-101 Gold Resource Inventory

Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,091	0.018	NC	146,701	NC	146,701
	Indicated	32,950	0.015	NC	478,816	NC	478,816
	Inferred	99,978	0.011	NC	1,124,776	NC	1,124,776
Jessup[2]	Measured	0	0	0	0	0	0
	Indicated	5,423	0.022	0.31	120,000	1,655,000	154,000
	Inferred	1,265	0.017	0.23	22,000	286,000	27,000
Total Measured Resources					**146,701**	**0**	**146,701**
Total Indicated Resources					**598,816**	**1,655,000**	**632,816**
Total Inferred Resources					**1,146,776**	**286,000**	**1,151,776**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Willard Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cutoff grade for Jessup is 0.01 oz Au/t for oxide mineralisation, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material;
[3] Jessup Resource includes Au equivalent ounces (50g/t Ag = 1g/t Au). NC = not calculated

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Rye Patch Gold maintains a strict quality control program at all of its projects. ALS Chemex collects the Wilco, Lincoln Hill-Gold Ridge, and Jessup drill samples onsite and transports the samples directly to the ALS Chemex's preparation and analysis facility located in Reno, Nevada. Analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods, with an atomic absorption finish.

Mr. Shea Clark-Smith is overseeing the gold assay and geochemical quality control and assurance programs for Rye Patch Gold's drill programs at Wilco, Jessup and Lincoln Hill. He is responsible for creating, administering, and monitoring sample preparation and analytical QA/QC procedures for the

drilling program. In sum, the QA/QC procedures will provide several measures of data quality and assure the Company that the data is representative of the original sample.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. The Company's goal is to have 5-million ounces of gold inventory within the next 3 years. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589
www.ryepatchgold.com

Renmark Financial Communications Inc.
Christine Stewart, Senior Account Manager
cstewart@renmarkfinancial.com
Tel.: (416) 644-2020
Fax: (416) 644-2021
www.renmarkfinancial.com

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

File 82-35799
Exemption 12g3-2(b)

Rye Patch GOLD CORP.

NEWS RELEASE

No. 08 - 25

RYE PATCH GOLD DRILLS 36.6 METRES GRADING 1.95 G/T AU IN NEW GOLD ZONE AT WILCO

Vancouver, British Columbia, October 30, 2008 - Rye Patch Gold Corp (TSX-V: RPM, and OTC: RPMGF) ("Rye Patch" or the "Company") is pleased to release the third set of gold assay results from its phase-2 drill program on the Wilco project. The phase-2 program was completed on October 4, 2008, with a total of 9,841 metres (32,290 feet) in 39 reverse circulation drillholes. The Wilco drillhole results are continuing to return significant gold assays from the Willard Mine area as well as higher grade assays from a new target – North Basin. Table 1 summarizes significant drill interval results for WR-071 to WR-081 using a 0.34 g/t (0.01 opt) gold cutoff for intervals greater than 3 metres (10 feet).

TABLE 1: WILCO PROJECT - 2008 REVERSE CIRCULATION DRILL PROGRAM (WR-071 to WR-081)

Drillhole	Target Area	Au g/tonne	Drillhole interval metres	From metres	To metres	TD (metres)
WR-071	Section Line	0.38	3.0	88.4	91.4	167.6
WR-072	Section Line	0.38	3.0	153.9	157.0	213.4
WR-072	Section Line	0.58	9.1	164.6	173.7	
WR-073	Section Line	1.03	3.0	135.6	138.7	254.5
WR-073	**Section Line**	**1.51**	**21.3**	**157.0**	**178.3**	
WR-074	Section Line	0.34	6.1	125.0	131.1	202.7
WR-074	**Section Line**	**1.95**	**16.8**	**137.2**	**153.9**	
WR-075	Section Line	0.41	3.0	178.3	181.4	202.7
WR-076	Section Line	0.55	4.6	204.2	208.8	254.5
WR-076	Section Line	0.38	3.0	230.1	233.2	
WR-076	Section Line	0.72	3.0	239.3	242.3	
WR-077	Section Line	0.34	9.1	65.5	74.7	289.6
WR-077	Section Line	0.82	3.0	125.0	128.0	
WR-077	Section Line	2.09	4.6	147.8	152.4	
WR-077	Section Line	0.72	3.0	246.9	249.9	
WR-077	Section Line	2.26	4.6	271.3	275.8	
WR-078	Section Line	0.51	10.7	184.4	195.1	385.6
WR-078	Section Line	1.99	3.0	333.8	336.8	
Including		3.87	1.5	335.3	336.8	
WR-078	Section Line	0.41	3.0	359.7	362.7	
WR-079	Section Line	0.75	13.7	173.7	187.5	324.6
WR-079	Section Line	0.51	7.6	234.7	242.3	
WR-079	Section Line	0.62	6.1	249.9	256.0	
WR-079	**Section Line**	**1.17**	**12.2**	**260.6**	**272.8**	
WR-079	Section Line	0.96	12.2	275.8	288.0	
WR-080	Section Line	0.41	6.1	190.5	196.6	327.7
WR-080	Section Line	0.69	13.7	204.2	217.9	
WR-080	Section Line	1.17	3.0	257.6	260.6	

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 25

TABLE 1: WILCO PROJECT - 2008 REVERSE CIRCULATION DRILL PROGRAM (WR-071 to WR-081)						
Drillhole	Target Area	Au g/tonne	Drillhole interval metres	From metres	To metres	TD (metres)
WR-081	North Basin	0.55	4.6	140.2	144.8	385.6
WR-081	North Basin	0.38	3.0	164.6	167.6	
WR-081	North Basin	0.51	3.0	275.8	278.9	
WR-081	North Basin	1.82	3.0	336.8	339.9	
Including		3.50	1.5	336.8	338.3	
WR-081	**North Basin**	**1.95**	**36.6**	**341.4**	**378.0**	
Including		**4.80**	**3.0**	**353.6**	**356.6**	
Including		**3.67**	**9.1**	**359.7**	**368.8**	
WR-081	North Basin	0.38	3.0	382.5	385.6	

NSV = No Significant Values

Drillholes WR-071 through WR-080 are step-out drilling within the Section Line discovery area following the east-west trend of the gold zones. The drillholes have stepped off known gold mineralisation from 50 metres (150 feet) to 300 metres (1,000 feet). WR-081 was drilled on a new target and shows higher grade gold mineralisation over a significant drill interval.

Drillhole WR-081 followed up on significant alteration identified in drillhole WR-079 and confirms gold mineralisation continues to the north in to a new area designated the North Basin target. The untested North Basin target is defined by an area covering 500 metres (1,500 feet) north-south by 300 metres (1,000 feet) east-west, and has potential to be a significant new discovery on the Wilco property as indicated by the results of drillhole WR-081 (36.6 metres grading 1.95 g/t Au). Drillholes WR-082 and WR-087 encountered similar thicknesses of quartz stockwork alteration as in WR-081. The distribution and alteration indentified in these three drillholes suggest a blanket of quartz stockwork above porphyry system, and the alteration dimensions are commensurate with a porphyry-style target. Based on the distribution of known gold mineralisation on the Wilco property, the North Basin target may represent the center of the gold system. At this time, assay results for WR-082 and WR-087 are pending.

All drillholes intercepted significant gold mineralisation in the Section Line area. WR-073 and WR-074 demonstrate the Section Line discovery is open and continues with significant strength and thickness to the west along the crest of the fold (anticline) structure. WR-079 shows the gold zones are open to the north toward the North Basin target. WR-079 and WR-081 show gold mineralisation is connected between the Section Line and North Basin areas.

Based on the new Wilco drilling, management anticipates an increase in the Wilco resource estimate. The Company plans an update of the Wilco resource estimate in early 2009.

"The Wilco project continues to outperform our expectations. Drillhole WR-081 in the North Basin target opens up a brand new area with a new gold model that could be the next wave of discovery for Nevada gold deposits. The potential presence of a large gold porphyry system at Wilco could be a game changer for the district," stated Rye Patch's CEO and President, William C. (Bill) Howald.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 25

The drill programs are now complete at Wilco, Jessup and the follow-up drill program at Lincoln Hill - 1,000 metres to expand on the recently released results of 21.3 metres grading 27.16 g/t gold including an interval of 7.6 metres grading 75.44 g/t gold. The Company will report additional drill results for Wilco, Jessup and Lincoln Hill projects through the end of the year.

The Company released assay results for WR-049 to WR-059 and WR-060 to WR-070 on September 17, 2008, and October 15, 2008, respectively. A map showing the drillhole locations is available on the Company's website at www.ryepatchgold.com. Rye Patch holds the Wilco project pursuant to the terms of a lease and sublease with Newmont Mining Corporation.

As released on the Company's Wilco project on May 12, 2008, and on the Jessup project in December 11, 2007, Rye Patch Gold now holds 779,517 ounces of gold and gold equivalent in the measured and indicated category plus 1,151,776 ounces of gold and gold equivalent in the inferred category. The table below summarizes the resources for Rye Patch Gold's advance-stage projects.

Table 2: Rye Patch Gold's NI43-101 Gold Resource Inventory

Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,091	0.018	NC	146,701	NC	146,701
	Indicated	32,950	0.015	NC	478,816	NC	478,816
	Inferred	99,978	0.011	NC	1,124,776	NC	1,124,776
Jessup[2]	Measured	0	0	0	0	0	0
	Indicated	5,423	0.022	0.31	120,000	1,655,000	154,000
	Inferred	1,265	0.017	0.23	22,000	286,000	27,000
Total Measured Resources					**146,701**	**0**	**146,701**
Total Indicated Resources					**598,816**	**1,655,000**	**632,816**
Total Inferred Resources					**1,146,776**	**286,000**	**1,151,776**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Willard Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cutoff grade for Jessup is 0.01 oz Au/t for oxide mineralisation, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material;
[3] Jessup Resource includes Au equivalent ounces (50g/t Ag = 1g/t Au). NC = not calculated

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Rye Patch Gold maintains a strict quality control program at all of its projects. ALS Chemex collects the Wilco, Lincoln Hill-Gold Ridge, and Jessup drill samples onsite and transports the samples directly to the ALS Chemex's preparation and analysis facility located in Reno, Nevada. Analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods, with an atomic absorption finish.

Mr. Shea Clark-Smith is overseeing the gold assay and geochemical quality control and assurance programs for Rye Patch Gold's drill programs at Wilco, Jessup and Lincoln Hill. He is responsible for creating, administering, and monitoring sample preparation and analytical QA/QC procedures for the drilling program. In sum, the QA/QC procedures will provide several measures of data quality and assure the Company that the data is representative of the original sample.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 25

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. The Company's goal is to have +5-million ounces of gold inventory within the next 3 years. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589
www.ryepatchgold.com

Renmark Financial Communications Inc.
Christine Stewart, Senior Account Manager
cstewart@renmarkfinancial.com
Tel.: (416) 644-2020
Fax: (416) 644-2021
www.renmarkfinancial.com

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Rye Patch
GOLD CORP.

File 82-35799
Exemption 12g3-2(b)

NEWS RELEASE

No. 08 - 26

TSX VENTURE EXCHANGE ADVANCES RYE PATCH GOLD TO TIER 1 STATUS

Vancouver, British Columbia – November 4th, 2008 – Rye Patch Gold Corp. (TSX-V: RPM and OTC: RPMGF) ("Rye Patch Gold" or the "Company") is pleased to announce that it has achieved Tier 1 status on the TSX Venture Exchange. Tier 1 represents the Exchange's premier Tier and is reserved for the Exchange's most advanced Issuers.

"We are very proud of the advancement of Rye Patch to the Tier 1 level." stated Joe Kajszo, Chairman. "Rye Patch has been a public company for only 15 months and this status represents another successful milestone for the Company. Rye Patch will continue to grow through the discovery and acquisition of gold resources in Nevada."

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold deposits. Rye Patch Gold is developing its primary asset – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada, and has now acquired the Jessup project in Churchill County, Nevada.

Rye Patch Gold trades on the TSX Venture Exchange under the symbol RPM and the Company's warrants trade under the symbol RPM.WT. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors
'William Howald'
William C. (Bill) Howald, CEO & President

For additional information contact:

Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

Renmark Financial Communications Inc.
Christine Stewart, Senior Account Manager
cstewart@renmarkfinancial.com
Tel.: (416) 644-2020
Fax: (416) 644-2021
www.renmarkfinancial.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 27

RYE PATCH GOLD DRILLS 7.6 METRES GRADING 9.19 G/T AU AT JESSUP

Vancouver, British Columbia, November 12, 2008 - Rye Patch Gold Corp (TSX-V:RPM, and OTC:RPMGF) ("Rye Patch" or the "Company") is pleased to release the remaining gold and silver assay results from its phase-1 drill program completed on the 100% controlled Jessup project. Table 1 summarizes significant drillhole intervals using a 0.34 g/t (0.01 opt) gold cutoff for intervals greater than 3 metres (10 feet).

TABLE 1: JESSUP PROJECT: SIGNIFICANT 2008 REVERSE CIRCULATION DRILL PROGRAM RESULTS

Drillhole	Target	Au g/t	Ag g/t	Drillhole interval m	From m	To m	Total Depth (metres)
JR-08-031	Tosh Hill	0.99	3.85	3.0	53.3	56.4	213.4
JR-08-031	Tosh Hill	2.88	8.30	7.6	62.5	70.1	
Including		10.29	26.81	1.5	62.5	64.0	
JR-08-032	Tosh Hill	0.41	3.10	4.6	47.2	51.8	122.0
JR-08-035	Central Jessup	0.99	1.50	3.0	4.6	7.6	74.7
JR-08-036	San Jascinto	0.99	6.93	59.4	27.4	86.9	343.0
Including		5.86	48.01	3.0	77.7	80.8	
JR-08-036	San Jascinto	2.74	181.74	3.0	126.5	129.5	
JR-08-039	North Jessup	0.69	17.80	6.1	19.8	25.9	91.5
JR-08-039	North Jessup	9.19	26.44	7.6	35.1	42.7	
Including		13.92	33.06	4.6	35.1	39.6	
JR-08-040	North Jessup	1.30	61.72	13.7	12.2	25.9	91.5
Including		9.16	404.62	1.5	12.2	13.7	
JR-08-040	North Jessup	0.62	6.86	22.9	36.6	59.4	
JR-08-041	North Jessup	1.17	188.60	6.1	76.2	82.3	137.2
Including		3.67	346.33	1.5	79.2	80.8	
JR-08-042	San Jascinto	0.55	44.58	3.0	57.9	61.0	122.0
JR-08-043	Gold King	1.13	4.40	3.0	35.1	38.1	91.5

The drilling tested near surface oxidised zones at San Jascinto, North Jessup and at two outlying target areas - Tosh Hill and Gold King. Almost all, 94%, of the significant gold and silver mineralisation was intersected in oxidised volcanic formations providing a high probability that the gold and silver mineralisation is oxidised.

Assay results in the North Jessup deposits indicate the oxide portion of the deposit is open in the northwest and southeast directions. In addition, the drilling shows the North Jessup deposit has significantly higher levels of silver. As examples, drillhole JR-040 returned assay intervals of 61.72g/t Ag over 13.7 metres including 404.6 g/t Ag over 1.5 metres, and in drillhole JR-041 which returned 188.6 g/t Ag over 6.1 metres. These intercepts delineate an open-ended, high-grade gold and silver corridor oriented in a northwest-southeast direction.

Drilling shows the San Jascinto deposit is limited on the east side; however, the oxidised portion of the deposit remains open to the south, northwest, and north with additional potential beneath a mapped

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

felsic volcanic dome. This new target warrants follow up and will be addressed during the next drill program.

At the outlying targets of Tosh Hill and Gold King, drilling shows gold and silver mineralisation is associated with vein structures and pervasive hydrothermal clay alteration. At Tosh Hill, drilling intersected a vein yielding 10.29 g/t Au over 1.5 metres. The vein is oriented northeast and follow up work is required to define the full extent of the gold and silver mineralisation. These high grade structures trend toward the North Jessup deposit and may be a key to identifying higher grade gold and silver mineralisation within this deposit.

At the Gold King target, initial drilling shows mineralisation within argillically altered, oxidised volcanic rocks. The drill encountered lower grade gold within the altered zone. Additional geologic and drilling are required to understand the controls on mineralisation in this area.

"The Company is very pleased with the Jessup drill results and we recognize the gold and silver mineralisation at the San Jascinto, and North Jessup deposits is still open. As a result, management anticipates an increase in the resource estimate based on this new drilling. Now comes the task of putting these drill results into our geologic model and creating the updated resource estimate," stated Rye Patch's CEO and President Bill Howald.

The phase-1 program was completed on October 1, 2008, with a total of 5,119 metres (16,790 feet) in 45 reverse-circulation drillholes. The program intersected gold in new areas as well as expanded gold zones in the known deposits. For more information, please visit the Company's website at www.ryepatchgold.com .

The drilling programs are complete at Wilco, Jessup, and Lincoln Hill. The Company will report the remaining assay results for the Wilco and Lincoln Hill projects as they become available. Assay results for JR-001 to JR-024 were release on October 22, 2008.

As released on the Company's Wilco project on May 12, 2008, and on the Jessup project in December 11, 2007, Rye Patch Gold now holds 779,517 ounces of gold and gold equivalent in the measured and indicated category plus 1,151,776 ounces of gold and gold equivalent in the inferred category. The table below summarizes the resources for Rye Patch Gold's advance-stage projects.

Table 2: Rye Patch Gold's NI43-101 Gold Resource Inventory

Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,091	0.018	NC	146,701	NC	146,701
	Indicated	32,950	0.015	NC	478,816	NC	478,816
	Inferred	99,978	0.011	NC	1,124,776	NC	1,124,776
Jessup[2]	Measured	0	0	0	0	0	0
	Indicated	5,423	0.022	0.31	120,000	1,655,000	154,000
	Inferred	1,265	0.017	0.23	22,000	286,000	27,000
Total Measured Resources					**146,701**	**0**	**146,701**
Total Indicated Resources					**598,816**	**1,655,000**	**632,816**
Total Inferred Resources					**1,146,776**	**286,000**	**1,151,776**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Willard Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cutoff grade for Jessup is 0.01 oz Au/t for oxide mineralisation, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material;
[3] Jessup Resource includes Au equivalent ounces (50g/t Ag = 1g/t Au). NC = not calculated

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 27

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Rye Patch Gold maintains a strict quality control program at all of its projects. ALS Chemex collects the Wilco, Lincoln Hill-Gold Ridge, and Jessup drill samples onsite and transports the samples directly to the ALS Chemex's preparation and analysis facility located in Reno, Nevada. Analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods, with an atomic absorption finish.

Mr. Shea Clark-Smith is overseeing the gold assay and geochemical quality control and assurance programs for Rye Patch Gold's drill programs at Wilco, Jessup and Lincoln Hill. He is responsible for creating, administering, and monitoring sample preparation and analytical QA/QC procedures for the drilling program. In sum, the QA/QC procedures will provide several measures of data quality and assure the Company that the data is representative of the original sample.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. The Company's goal is to have +5-million ounces of gold inventory within the next 3 years. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589
www.ryepatchgold.com

Renmark Financial Communications Inc.
Christine Stewart, Senior Account Manager
cstewart@renmarkfinancial.com
Tel.: (416) 644-2020
Fax: (416) 644-2021
www.renmarkfinancial.com

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 27

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 28

RYE PATCH GOLD DRILLS 38.1 METRES GRADING 2.61 G/T AU IN NEW TARGET AT WILCO

Vancouver, British Columbia, November 25, 2008 - Rye Patch Gold Corp (TSX-V: RPM, and OTC: RPMGF) ("Rye Patch" or the "Company") is pleased to release the fourth and final set of gold assay results from its 2008, phase-2 drill campaign on the Wilco project. The Wilco drillhole results are continuing to return significant gold assays from the newly identified North Basin target. Table 1 summarizes significant drill interval results for WR-082 to WR-087 using a 0.34 g/t (0.01 opt) gold cutoff for intervals greater than 3 metres (10 feet).

TABLE 1: WILCO PROJECT - 2008 REVERSE CIRCULATION DRILL PROGRAM (WR-082 to WR-087)

Drillhole	Target Area	Au g/tonne	Drillhole interval metres	From metres	To metres	TD (metres)
WR-082	Colado Resource	0.55	12.2	27.4	39.6	387.7
WR-082	Colado Resource	2.71	10.7	57.9	68.6	
Including		5.52	3.0	62.5	65.5	
WR-082	Colado Resource	0.38	4.6	71.6	76.2	
WR-082	Colado Resource	0.34	3.0	80.8	83.8	
WR-082	Colado Resource	0.58	4.6	100.6	105.2	
WR-082	Colado Resource	0.45	4.6	134.1	138.7	
WR-082	Colado Resource	0.41	3.0	157.0	160.0	
WR-083	Area 46	0.41	4.6	70.1	74.7	163.1
WR-084	Area 46	NSV				182.9
WR-085	Old Willard Mine	NSV				152.4
WR-086	Old Willard Mine	NSV				207.3
WR-087	North Basin	0.38	7.6	83.8	91.4	388.6
WR-087	North Basin	0.69	19.8	97.5	117.3	
WR-087	North Basin	2.81	4.6	137.2	141.7	
WR-087	North Basin	2.61	38.1	350.5	388.6	
Including		14.26	4.6	353.6	358.1	

NSV = No Significant Values

Drillhole WR-087 followed up on significant alteration and gold mineralisation encountered in drillhole WR-081 and confirms gold mineralisation continues to the north and east in the newly identified North Basin target. The North Basin target is defined by an area covering 500 metres (1,500 feet) north-south by 300 metres (1,000 feet) east-west, and appears to be an important new discovery for the Wilco property as indicated by the results of drillhole WR-081 (36.6 metres grading 1.95 g/t Au) and WR-087 (38.1 metres grading 2.61 g/t Au). Drillhole WR-087 encountered the same blanket of quartz-stockwork alteration as cut in drillhole WR-081.

In addition, WR-082 tested the sediments for gold mineralisation beneath the Colado deposit. WR-082 also intersected quartz-stockwork alteration at the same stratigraphic position as WR-081 and WR-087 but technical issues forced early termination of the drillhole. The last samples show the alteration zone contains gold. The significance of drillhole WR-082 is its location some 1.6 kilometres (5,200 feet) north of drillholes WR-081 and WR-087 suggesting the gold mineralised quartz-stockwork blanket is wide spread and potentially underlies the entire North Basin target area. A follow-up program is being planned for the North Basin target.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 28

"WR-087, our last and best drillhole on the Wilco project, shows the project continues to deliver new and exciting results. The North Basin target shows promise as an important new discovery area. The North Basin target coupled with the Section Line discovery area suggests the Wilco project could become an important new gold discovery for Nevada. Based on the results of our 2008, Wilco drill campaign, management anticipates the Wilco resource estimate will increase," commented Rye Patch's CEO and President, William C. (Bill) Howald.

The phase-2 program was completed on October 4, 2008, with a total of 9,841 metres (32,290 feet) in 39 reverse circulation drillholes. The Company released assay results for WR-049 to WR-081 on September 17, 2008, October 15, 2008, and October 30, 2008. A map showing the drillhole locations is available on the Company's website at www.ryepatchgold.com. Rye Patch holds the Wilco project pursuant to the terms of a lease and sublease with Newmont Mining Corporation.

The drill programs are now complete at Wilco, Jessup, and Lincoln Hill. The Company will report additional drill results from the Lincoln Hill project when they become available.

As released on the Company's Wilco project on May 12, 2008, and on the Jessup project in December 11, 2007, Rye Patch Gold now holds 779,517 ounces of gold and gold equivalent in the measured and indicated category plus 1,151,776 ounces of gold and gold equivalent in the inferred category. The table below summarizes the resources for Rye Patch Gold's advance-stage projects.

Table 2: Rye Patch Gold's NI43-101 Gold Resource Inventory

Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,091	0.018	NC	146,701	NC	146,701
	Indicated	32,950	0.015	NC	478,816	NC	478,816
	Inferred	99,978	0.011	NC	1,124,776	NC	1,124,776
Jessup[2]	Measured	0	0	0	0	0	0
	Indicated	5,423	0.022	0.31	120,000	1,655,000	154,000
	Inferred	1,265	0.017	0.23	22,000	286,000	27,000
Total Measured Resources					**146,701**	**0**	**146,701**
Total Indicated Resources					**598,816**	**1,655,000**	**632,816**
Total Inferred Resources					**1,146,776**	**286,000**	**1,151,776**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Willard Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cutoff grade for Jessup is 0.01 oz Au/t for oxide mineralisation, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material;
[3] Jessup Resource includes Au equivalent ounces (50g/t Ag = 1g/t Au). NC = not calculated

Rye Patch Gold maintains a strict quality control program at all of its projects. ALS Chemex collects the Wilco, Lincoln Hill-Gold Ridge, and Jessup drill samples onsite and transports the samples directly to the ALS Chemex's preparation and analysis facility located in Reno, Nevada. Analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods, with an atomic absorption finish.

Mr. Shea Clark-Smith is overseeing the gold assay and geochemical quality control and assurance programs for Rye Patch Gold's drill programs at Wilco, Jessup and Lincoln Hill. He is responsible for creating, administering, and monitoring sample preparation and analytical QA/QC procedures for the

drilling program. In sum, the QA/QC procedures will provide several measures of data quality and assure the Company that the data is representative of the original sample.

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. The Company's goal is to have +5-million ounces of gold inventory within the next 3 years. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589
www.ryepatchgold.com

Renmark Financial Communications Inc.
Christine Stewart, Senior Account Manager
cstewart@renmarkfinancial.com
Tel.: (416) 644-2020
Fax: (416) 644-2021
www.renmarkfinancial.com

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 08 - 29

RYE PATCH GOLD ANNOUNCES RELEASE OF PREVIOUSLY ESCROWED SECURITIES

Vancouver, British Columbia, November 28, 2008 - Rye Patch Gold Corp (TSX-V: RPM, and OTC: RPMGF) ("Rye Patch" or the "Company") announces that in connection with Rye Patch's designation as a Tier 1 issuer on the TSX Venture Exchange, an additional 2,143,750 common shares of the Company will be released from escrow, bringing the total number of common shares released from escrow to date to 4,593,750 shares.

A further tranche of 718,750 common shares of the Company will be released from escrow on January 20, 2009 in accordance with the policies of the Exchange and a final tranche of 812,500 common shares will be released from escrow on January 23, 2009 in accordance with National Policy 46-201.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. The Company's goal is to have 5-million ounces of gold inventory within the next 3 years. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589
www.ryepatchgold.com

Renmark Financial Communications Inc.
Christine Stewart, Senior Account Manager
cstewart@renmarkfinancial.com
Tel.: (416) 644-2020
Fax: (416) 644-2021
www.renmarkfinancial.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

File 82-35799
Exemption 12g3-2(b)

RYE PATCH GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2008

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Rye Patch Gold Corp.

(An Exploration Stage Company)

Consolidated Balance Sheets

Statement 1

	September 30, 2008 *(Unaudited)*	December 31, 2007 *(Audited)*
ASSETS		
Current		
Cash and cash equivalents	$ 1,745,937	$ 2,447,983
Amounts receivable	44,973	53,877
Prepaid expenses	89,262	84,058
	1,880,172	2,585,918
Mineral properties *(Note 4)*	2,414,730	2,177,279
Other capital assets *(Note 5)*	68,098	80,274
Reclamation bond *(Note 6)*	84,560	45,463
	$ 4,447,560	$ 4,888,934
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 738,980	$ 79,023
Due to related parties *(Note 8)*	11,846	15,071
	750,826	94,094
SHAREHOLDERS' EQUITY		
Share capital *(Note 7)*	7,253,975	5,837,303
Contributed surplus *(Note 7)*	2,144,738	1,930,439
Deficit *(Statement 2)*	(5,701,979)	(2,972,902)
	3,696,734	4,794,840
	$ 4,447,560	$ 4,888,934

Continuing operations *(Note 1)*
Commitments & contingencies *(Note 9)*
Subsequent event (*Note 12)*

ON BEHALF OF THE BOARD:

"Joe Kajzso"
______________________________, Director

"William Howald"
______________________________, Director

- See Accompanying Notes -

Rye Patch Gold Corp. Statement 2

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

(Unaudited)

	For the three months ended September 30, 2008	For the three months ended September 30, 2007	For the nine months ended September 30, 2008	For the nine months ended September 30, 2007
Mineral property operations *(Note 4)*				
Mineral property expenses				
Exploration costs	$ 1,375,141	$ 1,159,923	$ 1,611,335	$ 1,267,423
Other revenue				
Interest income	16,077	23,677	65,585	28,055
Administrative expenses				
Accounting and audit (Note 8)	27,046	72,109	55,546	105,609
Amortization	6,722	2,394	18,103	16,033
Insurance	21,411	16,647	51,987	35,311
Investor relations	100,795	33,242	240,714	48,745
Legal fees	5,827	17,095	36,195	26,181
Management fees (Note 8)	56,909	49,938	155,959	49,940
Office and administration	53,461	(8,590)	101,792	53,473
Rent	25,734	11,030	68,870	55,539
Stock-based compensation (Note 7)	40,992	50,606	214,299	138,086
Travel	10,107	8,437	46,963	18,723
Transfer agent and filing fees	20,558	14,237	52,076	38,091
Wages and bonuses	48,624	98,524	145,533	203,999
Recovery of administrative overhead	(1,487)	(1,600)	(4,710)	(3,459)
	416,699	364,069	1,183,327	786,271
Net loss for the period	(1,775,763)	(1,500,315)	(2,729,077)	(2,025,639)
Deficit – beginning of the period	(3,926,216)	(919,867)	(2,972,902)	(394,543)
Deficit – end of the period	$ (5,701,979)	$ (2,420,182)	$ (5,701,979)	$ (2,420,182)
Loss per share – basic and fully diluted	$ 0.05	$ 0.06	$ 0.09	$ 0.10
Weighted average number of shares outstanding – basic and fully diluted	34,008,617	23,710,658	30,955,405	19,550,463

- See Accompanying Notes -

Rye Patch Gold Corp. Statement 3

(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Unaudited)

	For the three months ended September 30, 2008	For the three months ended September 30, 2007	For the nine months ended September 30, 2008	For the nine months ended September 30, 2007
CASH RESOURCES PROVIDED BY (USED IN)				
Operating activities				
Net loss for the period	$ (1,775,763)	$ (1,500,315)	$ (2,729,077)	$ (2,025,639)
Items not involving cash				
Amortization	6,722	2,394	18,103	16,033
Stock-based compensation	40,992	50,606	214,299	138,086
Changes in non-cash working capital items				
Amounts receivable	40,770	(26,887)	8,904	(32,872)
Due from/to related parties	1,036	(14,966)	(3,225)	39,313
Prepaid expenses	6,199	(103,411)	(5,204)	(92,336)
Accounts payable and accrued liabilities	702,875	211,812	659,957	215,320
	(977,169)	(1,380,767)	(1,836,243)	(1,742,095)
Investing activities				
Mineral properties	(149,361)	(478,737)	(237,451)	(601,667)
Purchase of other capital assets	(4,060)	(19,692)	(5,927)	(25,202)
Reclamation bond	(618)	-	(39,097)	(49,041)
	(154,039)	(498,429)	(282,475)	(675,910)
Financing activities				
Shares issued for cash	-	5,000,000	1,500,000	5,620,930
Share subscriptions	-	-	-	(280,000)
Deferred financing costs	-	125,278	-	10,485
Share issue costs	-	(266,941)	(83,328)	(293,138)
	-	4,858,337	1,416,672	5,058,277
Net increase (decrease) in cash and cash equivalents	(1,131,208)	2,979,141	(702,046)	2,640,272
Cash and cash equivalents – beginning of the period	2,877,143	235,574	2,447,983	574,443
Cash and cash equivalents – end of the period	$ 1,745,937	$ 3,214,715	$ 1,745,937	$ 3,214,715
Supplemental non-cash information				
Shares issued as finder's fee *(Note 7k)*	$ -	$ 281,375	$ (15,000)	$ 281,375
Mineral property acquisition paid in shares and warrants *(Note 4)*	$ -	$ 900,000	$ -	$ 900,000
Reduction in mineral property acquisition paid in shares	$ -	$ -	$ -	$ (250,000)

- See Accompanying Notes –

1. Continuing operations

The Company was incorporated under the British Columbia Business Corporations Act on April 13, 2006.

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company's investment in its mineral properties is dependent upon the future discovery, development and sale of minerals, or the sale of these properties, and the ability to raise sufficient capital to finance these activities, or the sale of these properties.

These consolidated financial statements have been prepared on the basis that the Company is a going concern. This presumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares. These consolidated financial statements do not reflect the adjustments or reclassifications necessary if the Company was unable to continue operations.

2. Significant accounting policies

Basis of presentation

These interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of GAAP and should be read in conjunction with the most recent annual financial statements. These accounting principles include the following significant policies:

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rye Patch Gold US Inc. (individually and collectively, the "Company").

Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Significant estimates used in the preparation of these consolidated financial statements include, amongst others, amortization, determination of the net recoverable value of assets, share based compensation, determination of tax assets and liabilities, and contingencies.

2. Significant accounting policies - *continued*

Mineral properties

The Company accounts for its mineral property interests by capitalizing the costs of acquisition, by property, and by expensing to operations the costs of exploration as they are incurred. Sale and option proceeds received will be credited against the capitalized acquisition cost of the related interests, with any excess being credited to operations. Gains or losses will not be recognized on the partial sale or disposition of interests, except when a significant disposition of reserves has been made. Future exploration and development costs will be capitalized for a property when the existence of a mineral reserve on that property has been established. If commercial production commences, the net capitalized costs will be charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties are written off.

The Company reviews the carrying value of its mineral property interests whenever events or changes in circumstances indicate that carrying values may exceed estimated net recoverable amounts. This is determined by comparing the carrying value to estimated future operating results and undiscounted cash flows. An impairment loss is recognized when the carrying value of those assets exceeds their estimated fair value and is not recoverable.

Environmental expenditures

The operations of the Company have been, and may in the future be, affected by changes in environmental regulations, including those relating to future reclamation and site restoration. The likelihood of new regulations and their overall effect upon the Company are unknown and unpredictable. The Company plans to meet and, if possible, surpass standards set by legislation, by applying technically proven and economically feasible measures.

Environmental expenditures relating to ongoing environmental and reclamation programs will be charged to operations as incurred, or capitalized and amortized, depending on their future economic benefits, over the estimated remaining life of the related business operation, net of expected recoveries. These costs will be recognized when the ultimate liability is reasonably determinable. Management's estimate of reclamation and restoration costs has not been included in these consolidated financial statements as the amount is not currently material.

Other capital assets

Other capital assets are recorded at cost and amortized over their estimated useful life. The Company records amortization on a declining balance basis for equipment and furniture, and on a straight-line basis for leasehold improvements. The amortization rate is reduced by one-half in the years of acquisition and disposal, except in the case of leasehold improvements which are depreciated at the full rate in the year of acquisition and disposal. The amortization rates are:

Computer equipment	45%
Computer software	100%
Office furniture and equipment	20%
Exploration equipment	20%
Leasehold improvements	20%
Vehicles	30%

2. Significant accounting policies - *continued*

Foreign currency translation

The Company's reporting currency is the Canadian dollar. The Company's subsidiary is financially and operationally integrated with the Company, and its financial statements are translated into Canadian dollars using the temporal method. Under this method, foreign currency transactions are translated into Canadian dollars as follows:

- monetary assets and liabilities at the rate of exchange prevailing at the balance sheet dates;
- non-monetary assets and liabilities at the applicable historical exchange rates; and
- revenues and expenses at the average rates of exchange during the period, other than amortization which is translated at historical rates.

The resultant foreign exchange gains and losses are included in operations for the period.

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future tax assets and liabilities are determined, using enacted or substantially enacted income tax rates at each balance sheet date, based on the differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. When the future realization of income tax assets does not meet the test of more likely than not, a valuation allowance is recognized.

Stock based compensation

From time to time, the Company grants options to directors, officers, consultants and employees to purchase common shares. The Company accounts for its stock-based compensation plan using the fair-value method. Compensation costs, equal to the fair value of the stock options on the date of grant, are recognized in operations, with an offsetting credit to contributed surplus, for options granted to employees and directors over the period during which the related options vest. Compensation costs are recognized in operations, with an offsetting credit to contributed surplus, for options granted to non-employees based on the fair value of the options at the date granted. Consideration paid upon exercise of stock options, along with the applicable amount of contributed surplus, is credited to share capital.

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed using the treasury stock method. This method assumes that the proceeds on the exercise of outstanding options and warrants are used to purchase common shares at the average market price during the period. If the result is anti-dilutive, diluted loss per share is the same as basic loss per share.

2. Significant accounting policies – *continued*

Financial instruments

Financial instruments are classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in operations; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts are recorded in operations. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from operations calculated in accordance with generally accepted accounting principles.

The Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and due to/from related parties are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments during the nine months ended September 30, 2008.

The Company had no "other comprehensive income or loss" transactions during the nine months ended September 30, 2008, and no opening or closing balances of accumulated other comprehensive income or loss.

Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in net income (loss) in the period incurred.

2. Significant accounting policies – *continued*

Changes in accounting policies

a) Accounting changes

On January 1, 2008, the Company adopted new Section 1506, Accounting Changes. The main features of this section are as follows:

- Voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information;
- Changes in accounting policies are applied retrospectively unless doing so is impracticable;
- Prior period errors are corrected retrospectively; and
- New disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors.

b) Financial instrument disclosures

In March 2007, the CICA issued section 3862, Financial Instruments - Disclosures, and section 3863, Financial instruments - Presentation, which applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007 and which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments. Section 3862 requires the disclosure of additional details by financial asset and liability categories. Section 3863 establishes the standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The Company implemented these disclosures effective January 1, 2008. The adoption of this section has not had an impact on the Company's disclosure.

c) Inventories

In June 2007, the CICA issued Section 3031, Inventories, which provides more guidance on the measurement and disclosure, requirements for inventories. Specifically the new pronouncement requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new pronouncement is effective the first quarter of 2008 and has not had a material impact on the Company's results of operations.

d) Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This section is effective in the first quarter of 2008. The adoption of this section has not impacted the Company.

2. Significant accounting policies – *continued*

New accounting pronouncements

a) Business combinations

The proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company's business combinations, if any, with an acquisition date subsequent to the effective date. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests). Adoption of this section is not expected to impact the Company.

b) Convergence with International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards ("IFRS") would be required for Canadian publicly accountable enterprises for years beginning on or after January 1, 2011. The conversion to IFRS will affect interim and annual financial statements relating to the Company for the year commencing January 1, 2011. The Company is currently evaluating the impact of the adopting IFRS.

3. Accounting changes and restatement

In contemplation of the policies of the TSX Venture Exchange (the "Exchange") and the British Columbia Securities Commission, the Company determined during the year ended December 31, 2007, that the following changes were required:

1. The 5,000,000 common shares issued for the acquisition of the Wilco property (Note 4a) was reduced to 2,500,000 common shares on March 30, 2007, as 2,500,000 common shares were surrendered for cancellation at that date (Note 7b). The deemed issue value of these outstanding shares is $0.10 per share.

2. The number of common shares issued on incorporation was reduced from 6,000,000 to 3,000,000 on March 31, 2007, as 3,000,000 common shares were surrendered for cancellation at that date (Note 7b). The subscribers of these common shares also agreed to increase the consideration paid for the remaining outstanding shares by paying an additional $39,940 on March 30, 2007 (Notes 7c and d).

4. Mineral properties

Expenditures on mineral properties for the year ended December 31, 2007 and nine months ended September 30, 2008:

	Wilco - Newmont Property (Note 5a)	Coal Canyon Property (Note 5b)	Gold Ridge Property (Note 5c)	Jessup Property (Note 5d)	Lincoln Hill Property (Note 5e)	Keystone Property (Note 5f)	Total
Acquisition costs							
Acquisition costs as at December 31, 2006	$ 563,975	$ 22,130	$ 13,887	$ -	$ -	$ -	$ 599,992
Initial acquisition costs	172,402	-	-	1,268,399	92,475	-	1,523,276
Reduction in initial acquisition costs (Notes 3 and 7b)	(250,000)	-	-	-	-	-	(250,000)
Royalty payments	-	-	-	50,497	-	-	50,497
Holding costs	51,531	74,444	46,265	34,457	-	-	206,697
Staking costs	1,960	-	-	25,852	9,005	-	36,817
Total acquisition costs for fiscal 2007	(24,107)	74,444	46,265	1,379,205	101,480	-	1,577,287
Total cumulative acquisition costs as at December 31, 2007	**$ 539,868**	**$ 96,574**	**$ 60,152**	**$ 1,379,205**	**$ 101,480**	**$ -**	**$2,177,279**
Exploration expenditures							
Exploration expenditures on active properties as of December 31, 2006	$ 130,898	$ 967	$ 3,887	$ -	$ -	$ -	$ 135,752
Drilling	859,853	-	-	-	-	-	859,853
Geological	390,100	19,692	9,664	14,230	2,406	-	436,092
Geochemical	216,171	-	-	722	-	-	216,893
Overhead	19,619	96	-	798	-	-	20,513
Travel and accommodation	3,248	-	-	-	-	-	3,248
Total exploration expenditures charged to operations for fiscal 2007	1,488,991	19,788	9,664	15,750	2,406	-	1,536,599
Total cumulative expenditures on active properties charged to operations as of December 31, 2007	**$ 1,619,889**	**$ 20,755**	**$ 13,551**	**$ 15,750**	**$ 2,406**	**$ -**	**$ 1,672,351**

4. Mineral properties - *continued*

	Wilco - Newmont Property (Note 5a)	Coal Canyon Property (Note 5b)	Gold Ridge Property (Note 5c)	Jessup Property (Note 5d)	Lincoln Hill Property (Note 5e)	Keystone Property (Note 5f)	Total
Acquisition costs							
Acquisition costs as at December 31, 2007	$ 539,868	$ 96,574	$ 60,152	$ 1,379,205	$ 101,480	$ -	$ 2,177,279
Initial acquisition costs	15,278	-	-	13,241	3,316	-	31,836
Royalty payments	-	-	-	57,039	-	-	57,039
Legal and permits	2,223	386	-	2,455	3,122	1,072	9,258
Holding costs	24,507	11,204	16,169	18,085	7,798	28,436	106,199
Staking costs	14,736	766	1,104	14,333	298	1,883	33,120
Total acquisition costs for the period	56,744	12,356	17,273	105,153	14,534	31,391	237,451
Total cumulative acquisition costs as at September 30, 2008	**$ 596,612**	**$ 108,930**	**$ 77,425**	**$ 1,484,358**	**$ 116,014**	**$ 31,391**	**$ 2,414,730**
Exploration expenditures							
Exploration expenditures on active properties as of December 31, 2007	$ 1,619,889	$ 20,755	$ 13,551	$ 15,750	$ 2,406	$ -	$ 1,672,351
Geological	180,247	230	4,466	69,466	80,769	40,479	375,657
Geophysical	829	-	-	20,129	-	38,634	59,592
Geochemical	185,267	-	-	50,824	72,002	12,456	320,549
Drilling	514,958	-	-	120,711	205,330	1,031	842,030
Travel and overhead	3,629	-	-	4,504	5,374	-	13,507
Total exploration expenditures charged to operations for the period	884,930	230	4,466	265,634	363,475	92,600	1,611,335
Total cumulative expenditures on active properties charged to operations as of September 30, 2008	$ 2,504,819	$ 20,985	$ 18,017	$ 281,384	$ 365,881	$ 92,600	$ 3,283,686

a) Wilco - Newmont Property

On December 15, 2005, North American Diversified Resources Corporation ("NADR") and Newmont Mining Corporation ("Newmont"), the lessor of the property, entered into a Mining Lease and Sublease agreement (the "Agreement") on the Wilco Property claims. On April 20, 2006, NADR assigned its rights and interests under the Agreement to the Company. In consideration of this assignment, the Company issued 4,500,000 shares to NADR and 500,000 shares to a third party identified by NADR (Notes 3 and 7b). These shares were valued at $500,000. Neither party was related to the Company at the time of the acquisition. The Company has also paid NADR US$150,000.

4. Mineral properties - *continued*

a) Wilco - Newmont Property - *continued*

Under the Agreement, the Company is obligated to make the following future minimum expenditures on this property:

		Amount	
By December 15, 2007	US$	600,000	Requirement met
By December 15, 2008		100,000	Requirement met
By December 15, 2009		500,000	Requirement met
By December 15, 2010		1,800,000	
	US$	3,000,000	

If the Company does not make the required expenditures, during any period ending on an anniversary date, the Company can pay Newmont 150% of the shortfall, in cash, within 30 days of that date, if the Company wishes to retain its interest. Beginning on December 15, 2011, the sixth anniversary of the Agreement, and each anniversary date thereafter, the Company is obligated to pay Newmont, an annual rent of US$84,714 in cash within 30 days of each anniversary date, if at least US$500,000 was not spent on the property in the preceding anniversary year. This annual rent will fluctuate with the Consumer Price Index.

The Company is also obligated to pay the owner of certain mining claims a net smelter return ("NSR") of between 2% and 5% (calculated based on the monthly price of gold), and advanced royalty payments of US$15,000 annually until 2012, and US$20,000 every year thereafter.

Newmont may enter into a joint venture agreement with the Company at any time up to the date that is 120 days after the Company delivers a feasibility study to Newmont. If a joint venture commences, Newmont has the option of spending US$15,000,000 on the property by the 8th anniversary date of this agreement (Phase I Earn-In Expenditures). Newmont's initial interest in the joint venture will be 60%, and the Company's interest will be 40%, if Newmont makes the required expenditures. Newmont will earn an additional 10% interest if it notifies the Company within 90 days of completing the Phase 1 Earn-in Expenditures, and by spending an additional US$5,000,000. If a joint venture commences, the Company will not be required to make any further minimum expenditures on the property. If Newmont does not exercise the joint venture option, elects not to proceed with the joint venture after the joint venture agreement is signed or fails to complete the Phase 1 Earn-in Expenditures, then Newmont will sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares of the Company, at the discretion of the Company (Note 9b).

Newmont's interest in the property will then be reduced to an NSR of 2% to 5%, calculated on a sliding scale depending on the price of gold at the time of production, in respect of gold, silver and platinum group metals production and a 3.5% NSR in respect of all other mineral production. The Newmont NSR will be offset by any other existing underlying NSRs, to a minimum of 2%. A portion of the property is also subject to a 2% NSR payable to Western States Minerals Corporation.

The Company may terminate the Agreement at any time upon 60 days notice. Newmont may terminate the agreement on 60 days notice if the Company defaults on any of its obligations.

4. Mineral properties - *continued*

a) Wilco - Newmont Property - *continued*

In December 2006, the Company acquired another nine mining claims to add to the Wilco-Newmont property in Pershing County, Nevada, by way of staking. The Company owns 100% of these new claims.

On March 21, 2007, the Company signed a letter agreement with H&M Mining, Inc. to lease the Valley View mining claim, Pershing County, Nevada. The initial lease is for 20 years, subject to the Company's option to extend the lease for a further two 20 year periods. An NSR of 1% to 3%, depending on the price of gold at the time of production, is payable in respect of mineral production. All minimum payments made, and NSRs paid, can be applied to the option purchase price of US$1,000,000. The Company is obligated to make the following minimum payments on this claim:

		Amount	
Initial payment	US$	10,000	Paid
By March 21, 2008		15,000	Paid
By March 21, 2009		20,000	
By March 21, 2010		25,000	
By March 21, 2011		40,000	
By March 21, 2012 and every year thereafter		40,000	

b) Coal Canyon Property

In August 2006, the Company acquired, through staking, 204 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims.

c) Gold Ridge Property

In November 2006, the Company acquired, through staking, 127 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims.

d) Jessup Property

On September 27, 2007, the Company acquired the Jessup project from Midway Gold Corp. ("Midway"). The Jessup project is comprised of 36 unpatented mining claims owned by Midway and one patented mining claim and 99 unpatented mining claims held under various leases.

In consideration the Company issued a total of 2,000,000 units of the Company to Midway (Note 7h). Each unit comprises one common share and one-half of one non-transferable common share purchase warrant. Each warrant is exercisable into one common share of the Company at a price of $1.00 until September 28, 2009. A fair value of $164,560 was assigned to these warrants, using the Black Scholes Option Pricing Model based on a risk free interest rate of 4.16%, a volatility rate of 115% and an expected time to exercise of two years. The shares comprising the Units are subject to additional resale restrictions over two years commencing September 28, 2007, with 20% of the shares to be released for resale on September 28, 2007 and 6, 12, 18, and 24 months thereafter.

4. Mineral properties - *continued*

d) Jessup Property - *continued*

The Company also reimbursed Midway for the costs incurred in connection with the Jessup Project (US$246,367), which included US$29,000 in advance royalty payments to underlying claim owners and US$17,367 in claim maintenance fees.

The underlying lease obligations on the 96 unpatented Snowwave claims are:

		Amount	
Monthly in 2007	US $	6,000	Paid
Monthly in 2008		7,000	Paid
Monthly in 2009		8,000	
Monthly in 2010 and every month thereafter		9,000	

The underlying lease obligations on the other three unpatented Mough claims are:

		Amount	
In 2008	US $	8,000	Paid
In 2009		9,000	
In 2010, and every year thereafter		10,000	

The underlying lease obligation on the patented Victory claim is:

		Amount	
In 2008 up to and including 2010	US $	5,000	Paid for 2008
In 2011 up to and including 2015		10,000	
In 2016 up to and including 2020		20,000	
In 2021 and every year thereafter		30,000	

These claims are subject to production royalties ranging between 1% and 5%. The 96 unpatented claims are also subject to a 1.6% net smelter return royalty. The Company may also purchase some of the properties and portion of the production royalties for amounts ranging from between US$250,000 and US$3 million, depending on the property, when the option is exercised or the purchase is made.

The Company has also expanded the size of the property by staking 73 new unpatented mining claims.

e) Lincoln Hill Property

On November 7, 2007, the Company entered into a letter of intent ("LOI") with Mountain Gold Exploration, Inc. ("MGE") and Lane Griffin (collectively, the Lessors) for the lease of certain properties and mineral rights owned or controlled by the Lessors. The property is comprised of one patented lode claim and 34 unpatented mining claims, of which 28 claims are owned by the Lessors and seven claims are controlled by MGE pursuant to an underlying option agreement. The lease is for 20 years, renewable on certain conditions.

4. Mineral properties - *continued*

e) Lincoln Hill Property

The Company is required to make the following advanced royalty payments to the Lessors to be credited towards the Lessors' NSR:

		Amount	Number of shares	
On signing the LOI Agreement	US$	50,000	100,000	Paid and issued
November 2008		60,000	100,000	Subsequently paid and issued
November 2009		65,000	100,000	
November 2010		70,000	150,000	
November 2011		75,000	150,000	
November 2012		80,000	150,000	
Each year thereafter		80,000		

In addition, the Company is required to make the following minimum exploration expenditures:

		Amount	
By November 2008	US$	100,000	Requirement met
By November 2009		200,000	Requirement met
By November 2010		300,000	
By November 2011		500,000	
By November 2012		1,000,000	

The Company also paid US$5,770 that remained under the underlying option agreement. The Company is also required to make quarterly payments for the lease agreement assigned to the Company. The Company paid US$1,227 during 2007 and US$2,029 in 2008 as payments under this agreement. The lessors retain a 4% NSR on the property, 1% of which the Company may purchase for US$1 million during the first seven years of the lease, and an additional 1% NSR which may be purchased for US$3 million during the first 10 years of the lease. The lessors also reserve the right to explore for and mine certain other minerals on the property.

f) Keystone South Property

On February 6, 2008, the Company entered into option agreement with Barrick Gold Exploration Inc. to acquire the Keystone South property consisting of 207 unpatented lode claims. Pursuant to the agreement, the Company may acquire a 60% interest in the property by incurring minimum exploration expenditures totalling US$1 million over four years. The first US$150,000 in exploration expenditures must be incurred by January 2009, with the remaining expenditures at the discretion of the Company. Upon the Company exercising the option, Barrick may elect to enter into a 40/60 joint venture with the Company, with the Company holding 60%, or divest all of its interest in the property to the Company in return for a 2% NSR. This agreement does not contain a back-in clause.

5. Other capital assets

	Cost	Accumulated amortization	Net book value as at September 30, 2008	Net book value as at December 31, 2007
Computer equipment	$ 25,629	$ 14,167	$ 11,462	$ 15,285
Computer software	11,681	8,487	3,194	3,127
Office furniture and equipment	55,411	18,051	37,360	42,706
Exploration equipment	2,025	472	1,553	1,818
Leasehold improvements	18,530	5,930	12,600	14,823
Vehicle	2,998	1,069	1,929	2,515
	$ 116,274	$ 48,176	$ 68,098	$ 80,274

6. Reclamation bond

The Company has a $84,560 reclamation bond as of September 30, 2008, placed with the Bureau of Land Management in Nevada (December 31, 2007 - $45,463).

7. Share capital and contributed surplus

Authorized: unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Issued and fully paid:	Number of common shares	Amount	Contributed surplus
Balance as at December 31, 2006	19,417,000	$ 1,338,219	$ 60,275
Issued for private placements (Note 7a)	700,000	280,000	-
Shares cancelled (Notes 3 and 7b)	(5,500,000)	-	
Additional consideration paid for principals' shares (Notes 3 and 7c)	-	27,445	-
Additional consideration paid for non-principals' founders' shares (Notes 3 and 7d)	-	12,495	-
Reduction in deemed value of shares issued for mineral property interest (Notes 3 and 7e)		(250,000)	-
Issued for private placement (Note 7f)	668,867	300,990	-
Initial public offering (Note 7g)	10,562,750	4,066,805	1,464,362
Issued for mineral property interest (Notes 5d and 7h)	2,000,000	900,000	164,650
Issued for mineral property interest (Note 5e and 7i)	100,000	46,000	-
Share issue costs	-	(884,651)	-
Stock-based compensation	-	-	241,152
Balance as at December 31, 2007	27,948,617	5,837,303	1,930,439

7. Share capital and contributed surplus – *continued*

Issued and fully paid:	Number of common shares		Amount		Contributed surplus
Issued for private placement (Note 7j)	5,000,000		1,250,000		-
Issued for private placement (Note 7k)	1,060,000		265,000		-
Share issue costs	-		(98,328)		-
Stock-based compensation	-		-		214,299
	-				
Balance as at September 30, 2008	34,008,617	$	7,253,975	$	2,144,738

a) On January 22, 2007, the Company closed a private placement for 700,000 common shares at a price of $0.40 per share. The share issue cost totalled $1,822.

b) On March 30, 2007, 5,500,000 shares were surrendered for cancellation. 2,500,000 had been issued for mineral property interests, 2,750,000 for founders' shares issued to principals of the Company, and 250,000 for founders' shares issued to non-principals of the Company.

c) Principals of the Company paid an additional $27,445 for their founders' shares, such that each share was issued at a price of $0.01.

d) Non-principals of the Company paid an additional $12,495 for their founders' shares, such that each share was issued at a price of $0.05.

e) The cancellation of one-half of the shares issued for the mineral property interests necessitated a corresponding reduction of one-half of the deemed value of the shares issued for that property.

f) On May 7, 2007, the Company closed a private placement for 668,867 common shares at a price of $0.45 per share, raising a total of $300,990. Share issue costs totalled $24,375.

g) On July 19, 2007, the Company completed its initial public offering ("Offering"). The Offering consisted of 10,000,000 units at a price of $0.50 per unit, raising gross proceeds of $5,000,000. Each unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant. Each warrant is exercisable into one common share of the Company at a price of $0.75 per share until July 19, 2009. A fair value of $1,149,862 was assigned to these warrants.

   The Company had entered into an agency agreement with Pacific International Securities Inc. (the "Agent"). The Agent was granted compensation options to purchase a total of 900,000 common shares of the Company at a price of $0.50 until July 19, 2009. The fair value of $249,793 was assigned to these warrants. In addition, the Agent was paid a commission and corporate finance fee of $93,625 and 562,750 units of the Offering at a deemed issue price of $0.50 per unit. A fair value of $64,708 was assigned to these warrants.

7. **Share capital and contributed surplus** – *continued*

Black-Scholes Option Pricing model was used to determine the fair value of these warrants based on a risk-free interest rate of 4.69%, an expected life of two year, expected volatility of 103% and an expected dividend of nil.

The other expenses incurred on the Offering totalled $233,662.

h) On September 28, 2007 the Company issued 2,000,000 units on the acquisition of the Jessup property (Note 5d). Each unit comprised one common share of the Company and one-half of one non-transferable share purchase warrant exercisable into one share of the Company at a price of $1.00 until September 28, 2009. A fair value of $164,560 was assigned to these warrants based on the Black-Scholes Option Pricing Model using a risk-free interest rate of 4.16%, an expected life of two year, expected volatility of 103% and an expected dividend of $Nil.

i) On November 30, 2007, the Company issued 100,000 shares on the acquisition of the Lincoln Hill property.

j) On May 16, 2008, the Company closed a private placement for 5,000,000 common shares at a price of $0.25 for gross proceeds of $1,250,000. A finder's fee of $75,000 was paid in connection with this private placement.

k) On May 22, 2008, the Company completed a private placement for 1,000,000 common shares at a price of $0.25 per share for gross proceeds of $250,000. The Company issued 60,000 common shares as a finder's fee in connection with this private placement.

Warrants

	Number of warrants	Weighted average exercise price
Issued and outstanding, December 31, 2006	-	$ -
Issued during the year	6,281,375	0.79
Outstanding, December 31, 2007 and September 30, 2008	6,281,375	$ 0.79

The number of warrants outstanding as at September 30, 2008:

Expiry date	Exercise price	Number of warrants	Weighted average exercise price	Weighted average remaining contractual life (years)
July 19, 2009	$ 0.75	5,281,375	$ 0.75	0.80
September 28, 2009	1.00	1,000,000	1.00	0.99
		6,281,375	$ 0.79	0.83

7. Share capital and contributed surplus - *continued*

Stock options

Effective September 5, 2006, the Company adopted a stock option plan. Under this plan, the Company may grant up to 10% of its outstanding common shares to its directors, officers, employees and consultants. The exercise price of the share purchase options will be no less than the closing price of the shares on the Exchange on the business day immediately before the date of granting the option, unless the Exchange permits discounts, or allows some other minimum exercise price. Options will expire five years from the date granted.

	Number of options	Weighted average exercise price
Outstanding, December 31, 2006	1,040,000	$ 0.48
Granted	1,285,000	0.47
Outstanding, December 31, 2007	2,325,000	0.48
Granted	400,000	0.40
Expired	(465,000)	(0.47)
Outstanding, September 30, 2008	2,260,000	$ 0.46

The number of options outstanding as at September 30, 2008:

	Options outstanding				Options exercisable	
Expiry date	Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price
October 12, 2011*	$ 0.40	65,000	$ 0.40	3.03	65,000	$ 0.40
October 12, 2011	$ 0.50	825,000	0.50	3.03	825,000	0.50
January 19, 2012	$ 0.40	100,000	0.40	3.30	100,000	0.40
January 19, 2012	$ 0.50	150,000	0.50	3.30	150,000	0.50
March 14, 2012	$ 0.50	200,000	0.50	3.45	200,000	0.50
July 19, 2012	$ 0.50	90,000	0.50	3.80	67,500	0.50
October 18, 2012**	$ 0.45	430,000	0.45	4.05	215,000	0.45
June 10, 2013	$ 0.40	400,000	0.40	4.70	100,000	0.40
		2,260,000	$ 0.46	3.62	1,722,500	$ 0.48

* Subsequently, 35,000 of these options expired.
** Subsequently, 15,000 of these options expired.
*** Subsequently, 5,000 of these options expired.

7. Share capital and contributed surplus - *continued*

Brokers' options

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)
Outstanding, December 31, 2006	-	$ -	
Issued (Note 7g)	900,000	0.50	0.80
Outstanding, December 31, 2007 and September 30, 2008	900,000	$ 0.50	

Stock-based compensation

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

	2007	2006
Risk-free interest rate	4.28 %	4.08 %
Expected volatility	103 %	90 %
Expected years of option life	5 years	5 years
Expected dividend	$Nil	$Nil

During the nine months ended September 30, 2008, under the fair-value-based method, $214,299 (2007 - $138,086) in stock-based compensation expense was recorded in the consolidated statements of operations for the options vested during the period.

Escrowed shares

A total of 3,250,000 shares were placed in escrow in accordance with the escrow agreement dated July 3, 2007. 1,300,000 shares were released leaving a balance of 1,950,000 shares held in escrow as of September 30, 2008.

8. Related party transactions

Related party transactions are recorded at the exchange amount as agreed to by the parties, as follows:

a) The Company incurred legal fees of $35,678 (2007 - $12,827), deferred financing costs of $Nil (2007 - $80,477) and share issue costs of $8,328 (2007 - $138,966) with a legal firm of which the Corporate Secretary is a partner. As at September 30, 2008, $Nil (December 31, 2007 - $9,771) was owed to this firm.

b) The Company incurred accounting and administrative fees of $45,675 (2007- $48,500) with a company of which the Chief Financial Officer is the President and a director. As at September 30, 2008, $5,250 (December 31, 2007 - $5,300) was owed to this company.

9. Related party transactions - *continued*

c) The Company incurred $98,371 (2007 - $76,447) for rent and administrative expenses on behalf of a company with directors in common. This company reimburses the Company for these expenses, and at September 30, 2008, $Nil (December 31, 2007 - $Nil) was owed by this company.

d) The Company incurred $155,959 (2007 - $49,940) in management fees and paid a bonus of $Nil (2007 - $55,000) to a company controlled by its President, and to a company controlled by its Chairman. As of September 30, 2008, $6,596 (December 31, 2007 - $Nil) was owed to the President for administrative expenses incurred on behalf of the Company.

9. Commitments and contingencies

a) The Company has commitments under operating leases for its premises in Vancouver, British Columbia, for an approximate annual rent of $93,000 until December 31, 2011, and in Reno, Nevada, for a minimum annual rent of US$30,960 until July 31, 2009. Another company which has directors in common with the Company reimburses the Company one-half of the rent for the Vancouver office (Note 8c).

b) As disclosed in Note 5a, if Newmont does not exercise the joint venture option by the 120th day of receipt of a feasibility study from the Company, elects not to proceed with the joint venture after the joint venture agreement is signed, or fails to complete the Phase 1 Earn-in Expenditures, it will be obligated to sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares at the discretion of the Company.

10. Operating segment information

The Company operates in one industry segment within two geographical areas, Canada and Nevada, United States. The mineral properties are held solely in the Nevada, United States segment.

The following table shows the other capital assets attributable to each operating segment:

	September 30, 2008	December 31, 2007
Canada	34,446	$ 43,312
Nevada, United States	33,652	36,962
	$ 68,098	$ 80,274

11. Financial instruments

The fair values of the Company's cash and cash equivalents, amounts receivable, prepaid expenses, accounts payables and accrued liabilities, and due to related parties approximate their carrying values based on their short term nature.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

11. Financial instruments - *continued*

a) Foreign exchange risk

The Company's property interests in the United States make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar and foreign functional currencies. The Company does not invest in derivatives to mitigate the risks.

b) Credit risk

The Company's cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company's accounts receivable consists primarily of goods and services tax due from the federal government of Canada and interest receivable from investments.

c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity, or partially withdrawn, as needed, with interest.

e) Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of gold. The Company has not hedged any of its future potential gold sales. The Company's input costs are also affected by the price of fuel. The Company closely monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

12. Management of capital risk

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (Note 7). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

12. Management of capital risk - *continued*

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 365 days or less, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations through to the end of the current operating period and for most of the following year.

13. Subsequent event

Subsequently, the Company paid the advanced royalty payment of US$60,000 and issued 100,000 shares toward the lease of Lincoln property.

Subsequently, a total of 55,000 stock options expired.

RYE PATCH GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
for the nine months ended September 30, 2008

Date of Report

The following Management Discussion and Analysis ("MD&A") for Rye Patch Gold Corp. ("Rye Patch" or the "Company") is prepared as of November 26, 2008, and should be read in conjunction with the unaudited consolidated financial statements and the related notes for the period ended September 30, 2008, and the audited consolidated financial statements ("Financial Statements") and related notes for the year ended December 31, 2007. Except as noted, all dollar amounts contained in this MD&A and in the financial statements are in Canadian dollars.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), as described in Note 1 to the Financial Statements. This is consistent with prior periods.

Management's Responsibility for Financial Statements

The information provided in this MD&A, including the Financial Statements, is the responsibility of management.

Company Overview

Rye Patch Gold Corp. is an exploration stage company engaged in the acquisition and exploration of gold properties located in the politically stable mining state of Nevada, United States of America. The Company is designed to provide its shareholders with exceptional leverage to a rising gold price. The Company's business plan is to increase its gold ounce resource through continued acquisition of resource projects and through organic growth on its existing project portfolio, but not to go into production on its own. Over the past year and a half, the Company acquired interests in four projects covering over 78 square kilometres within Nevada's prolific gold trends. The Company controls two advance-stage resource projects – Wilco and Jessup - and has acquired two early-stage stage projects with well defined drill targets and resource potential - Gold Ridge/ Lincoln Hill and Keystone South. Through 2007, as the price of gold moved higher, Rye Patch completed exploration activities on all its projects, and engineering studies at the Wilco and Jessup projects. The Company's goal of having five million ounces of gold to its account within the next three years is taking shape and within reach. The Company intends achieving this growth through the acquisition of resource-based projects and organic growth in its existing project portfolio through continued exploration work. Rye Patch's common shares trade in Canada on the TSX Venture Exchange ("Exchange") under the symbol "RPM" and its warrants trade on Exchange under the symbol "RPM.WT". On November 4, 2008, the Company achieved Tier 1 status on the Exchange. Tier 1 represents the Exchange's premier Tier and is reserved for the Exchange's most advanced Issuers.

Mr. William C. (Bill) Howald, AIPG, Certified Professional Geologist # 11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program. He has verified the information and has reviewed and approved the contents of this MD&A.

The following table provides a breakdown of the Company's independently estimated mineral resources by project and category:

Table 1: Rye Patch Gold NI 43-101 Complaint Resources

RYE PATCH GOLD RESOURES							
Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,091	0.018	NC	146,701	NC	146,701
	Indicated	32,950	0.015	NC	478,816	NC	478,816
	Inferred	99,978	0.011	NC	1,124,776	NC	1,124,776
Jessup[2]	Measured	0	0	0	0	0	0
	Indicated	5,423	0.022	0.31	120,000	1,655,000	154,000
	Inferred	1,265	0.017	0.23	22,000	286,000	27,000
				Total Measured Resources	**146,701**	**0**	**146,701**
				Total Indicated Resources	**598,816**	**1,655,000**	**632,816**
				Total Inferred Resources	**1,146,776**	**286,000**	**1,151,776**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cut-off grade for Willard Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cut-off grade for Jessup is 0.01 oz Au/t for oxide mineralisation, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material;
[3] Jessup Resource includes Au equivalent ounces (50g/t Ag = 1g/t Au).
NC = not calculated

Overall Performance

The Company completed its initial public offering ("IPO") on July 19, 2007, and commenced trading on the Exchange on July 23, 2007. The IPO raised gross proceeds of $5,000,000, by issuing 8,000,000 units at a price of $0.50 per unit, together with the full exercise of an over-allotment option for an additional 2,000,000 units. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant entitling the holder thereof to purchase one common share at a price of $0.75 for a period of two years from the closing date. The funds raised are primarily being used to conduct the Phase I exploration program on the Wilco Property.

Starting in July 2007, the Company completed a total of 9,310 metres of reverse circulation drilling and 915 metres of core drilling on the Wilco project. The Company released all reverse circulation and core drillhole results from the 2007 drill program. The drilling program achieved its stated goals of: 1) expanding the known Colado and Willard resource areas; 2) identifying high-grade gold mineralization along the mapped east-west structural corridors; and 3) making a new discovery in the Section Line target area near the old Willard mine. The 2007 drill results have been incorporated into a new Willard and Colado resource estimate that was completed in the second quarter of 2008.

The Phase-2 drilling program was completed on October 4, 2008 and includes a total of 9,841 metres (32,290 feet) in 39 reverse circulation drillholes. The 2008 drill program is extending the Section Line gold mineralisation and is defining a new important target called North Basin. The last drillhole, WR-087, has identified significant gold mineralisation in the North Basin target.

The Company acquired 100% ownership in two additional properties in 2007. The first, the Jessup project, was acquired through a purchase agreement with Midway Gold. Rye Patch completed a National Instrument 43-101 compliant resource estimate in the fourth quarter of 2007. The phase-1 program was completed on October 1, 2008, with a total of 5,120 metres (16,795 feet) in 45 reverse-circulation drill holes.

The second project acquired in 2007 was the Lincoln Hill property. This property is adjacent to and contiguous with the Company's 100% owned Gold Ridge property. The Company is acquiring 100% control in the Lincoln Hill project through an option agreement with several local Nevada prospectors. In August 2008, the Company

completed Phase-1 drilling program. Eklund drilling completed a total of 8,375 feet (2,553 metres) in 18 reverse circulation drill holes.

During the current quarter the Company completed negotiations with Barrick Gold Exploration Inc. ("Barrick") on the Keystone South property in Nevada's prolific Cortez Gold Trend. This property consisting of 6.5 square miles is a joint venture opportunity with Rye Patch earning a 60% equity interest in the project through expenditure of US$1 million over four years.

Rye Patch has budgeted expenditures totalling US$1.85 million for its Wilco, Jessup, Lincoln Hill/Gold Ridge, and Keystone South projects. The four projects cover a total of 30 square miles (78 square kilometers) within some of the best exploration trends in Nevada. The majority of the work will be directed at drilling the new discovery at Wilco and expanding the gold resources at Jessup. Work on Lincoln Hill/Gold Ridge and Keystone South will be directed toward advancing and refining drill targets to a drill-ready stage.

Selected Annual Information

The following is a summary of the Company's financial results for the Company's the last two completed financial years:

	2007	2006
Total revenues	Nil	Nil
Net loss	$2,578,359	$394,543
Basic loss per share (1)	$0.13	$0.03
Total assets	$4,888,934	$1,330,914
Total long term liabilities	Nil	Nil
Dividends declared	Nil	Nil

Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

Results of Operations – Gold Exploration

Wilco Property

The Company's Wilco project is located 160 kilometres northeast of Reno, Nevada -- the largest city in northern Nevada -- along the main transportation artery of Interstate 80. The project contains two gold resource areas – Willard and Colado.

On May 12, 2008, the Company released an updated new resource estimate for the Willard and Colado resource areas based on the Company's 2007 drill results. The new resource for the Wilco project yielded more gold ounces in the measured and indicated category for the project. As a result, the Wilco project now has 625,517 ounces of gold in the measured and indicated category and 1,124,776 ounces of gold in the inferred category. This improved resource estimate represents an increase of 146,700 ounces of gold in the measured category and a 100% increase in the ounces of gold in the indicated category over the September 6, 2007, Wilco resource estimate. Table 2 summarizes the new Wilco resource estimate.

Scott E. Wilson Consulting, Inc. (SEWC) of Denver, Colorado, completed the 2008 updated resource estimate under the direction of Scott E. Wilson, who is a qualified person as defined by NI 43-101. The NI 43-101 Wilco project technical report is available on SEDAR at www.sedar.com.

Table 1: New NI 43-101 Refined Wilco Resource Estimate

Wilco Resource Areas	Cutoff Grade	Resource Category								
		Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
Willard	Variable(1)	4,388	0.020	86,643	13,353	0.017	220,805	20,849	0.015	313,323
Colado	Variable(1)	3,703	0.016	60,058	19,597	0.013	258,011	79,129	0.010	811,453
Total		**8,091**	**0.018**	**146,701**	**32,950**	**0.015**	**478,816**	**99,978**	**0.011**	**1,124,776**

(1) Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category.

In addition, the Company reports that 90% of the gold ounces in the Wilco measured and indicated resource fall within the oxide domain as geologically defined by pervasive and fracture filled red and yellow colored staining associated with hematite and limonite - the oxide products of sulphide minerals. Although additional detailed, industry-standard metallurgical testing is required to properly define metallurgical oxide and sulphide domains, a summary of geologically defined domains, by deposit area, is tabulated below for the measured and indicated portion of the Wilco resource.

Table 2: Oxide/Sulphide Breakdown of Wilco NI 43-101 Measured and Indicated Resource

Wilco Resource Areas	Resource Category							
	Redox Domain	Cutoff Grade OPT Au	Measured			Indicated		
			Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
Willard	Oxide	0.0056	4,282	0.019	79,942	13,011	0.016	201,965
	Sulphide	0.0420	106	0.063	6,701	342	0.055	18,840
Colado	Oxide	0.0056	3,545	0.014	48,998	19,161	0.012	230,039
	Sulphide	0.0420	158	0.070	11,060	436	0.070	27,972
Total			**8,091**	**0.018**	**146,701**	**32,950**	**0.015**	**478,816**

As a result of the highly successful 2007 drill program, the Company has approved a US$750,000 follow-up drilling program to address the potential of the Section Line discovery and follow up on additional target areas within the 3,440 hectares property position. Phase-2 drilling program on the Wilco project started in June 2008 and was completed in October 2008 and finished with a total of 32,287 feet (9,841 metres) in 39 reverse circulation drillholes. The phase-2 program is intersecting multiple intervals with gold grades over significant thicknesses which will likely expand the Wilco resource. In addition, the 2008 drilling phase-2 drilling program ended with the best drillhole drilled on the property intersecting significant gold mineralisation (38.1 metres grading 2.61 g/t Au) in a new target designated the North Basin. The assay results were released in September 17; October 15, and November 25, 2008, news releases (see www.sedar.com for details).

Step-out drilling in the Section Line area extends the gold zone and shows the mineralization continues to the west along the crest of the anticline. In addition, WR-061 and WR-062 demonstrate mineralization is open to the west along an east-west fault zone and toward the North Area target where recent drilling cut over 200 feet (61 meters) of intense quartz-pyrite stockwork breccias and veining. Assay results for the North Area drilling are pending at this time. In the Pay Dirt area, initial drilling, WR-063, 64 and 65, confirms near-surface oxide along an east-west structural zone. Based on the initial results, additional drillholes are warranted in the target. Given the geologic understanding of the target, the Pay Dirt zone could potentially add additional inferred mineralization to the Wilco resource model.

Drilling in the South Pit area suggest the mineralization is thinning as shown in drillholes WR-065, WR-066, and WR-067 as the drillholes move off the anticlinal fold axis. An east-west oriented, post-mineral fault is also suspected between drillholes WR-067 and WR-068.

Most importantly, drillhole WR-087 followed up on significant alteration and gold mineralisation encountered in drillhole WR-081 and confirms gold mineralisation continues to the north and east in the newly identified North Basin target. The North Basin target is defined by an area covering 500 metres (1,500 feet) north-south by 300 metres (1,000 feet) east-west, and appears to be an important new discovery for the Wilco property as indicated by the results of drillhole WR-081 (36.6 metres grading 1.95 g/t Au) and WR-087 (38.1 metres grading 2.61 g/t Au). Drillhole WR-087 encountered the same blanket of quartz-stockwork alteration as cut in drillhole WR-081.

In addition, WR-082 tested the sediments for gold mineralisation beneath the Colado deposit. WR-082 also intersected quartz-stockwork alteration at the same stratigraphic position as WR-081 and WR-087 but technical issues forced early termination of the drillhole. The last samples show the alteration zone contains gold. The significance of drillhole WR-082 is its location some 1.6 kilometres (5,200 feet) north of drillholes WR-081 and WR-087 suggesting the gold mineralised quartz-stockwork blanket is wide spread and potentially underlies the entire North Basin target area. A follow-up program is being planned for the North Basin target.

Jessup Project

Rye Patch's 100%-owned Jessup project contains a combined resource of approximately 200,000 ounces of gold and silver. The resource areas show zones of open mineralization that have not yet been drilled, as well as several new zones. All exploration permits are in place and a 3,000-meter drill program to address these new targets started in August 2008. The drill program addressed newly identified targets that could potentially expand and connect the known gold resource areas. The Company has allocated US$550,000 for the exploration program.

The phase-1 program was completed on October 1, 2008, with a total of 5,120 metres (16,795 feet) in 45 reverse-circulation drillholes. The Jessup program intersected gold in new areas as well as expanded gold zones in the known resources. The gold and silver assay results from its phase-1 drill program were released in October 22 and November 12, 2008 news releases (see www.sedar.com for details).

The drilling tested near surface oxidised zones at San Jascinto, North Jessup and at two outlying target areas - Tosh Hill and Gold King. Almost all, 94%, of the significant gold and silver mineralisation was intersected in oxidised volcanic formations providing a high probability that the gold and silver mineralisation is oxidised. Assay results in the North Jessup deposits indicate the oxide portion of the deposit is open in the northwest and southeast directions. In addition, the drilling shows the North Jessup deposit has significantly higher levels of silver. As examples, drillhole JR-040 returned assay intervals of 61.72g/t Ag over 13.7 metres including 404.6 g/t Ag over 1.5 metres, and in drillhole JR-041 which returned 188.6 g/t Ag over 6.1 metres. These intercepts delineate an open-ended, high-grade gold and silver corridor oriented in a northwest-southeast direction.

Drilling shows the San Jascinto deposit is limited on the east side; however, the oxidised portion of the deposit remains open to the south, northwest, and north with additional potential beneath a mapped felsic volcanic dome. This new target warrants follow up and will be addressed during the next drill program.

At the outlying targets of Tosh Hill and Gold King, drilling shows gold and silver mineralisation is associated with vein structures and pervasive hydrothermal clay alteration. At Tosh Hill, drilling intersected a vein yielding 10.29 g/t Au over 1.5 metres. The vein is oriented northeast and follow up work is required to define the full extent of the gold and silver mineralisation. At the Gold King target, initial drilling shows mineralisation within argillically altered, oxidised volcanic rocks. The drill encountered lower grade gold within the altered zone.

Additional geologic and drilling are required to understand the controls on mineralisation in this area. Management anticipates an increase in the resource estimate based on this new drilling and plans to update the resource estimate in early 2009.

Gold Ridge/Lincoln Hill

Rye Patch is excited by the results of compilation work on the recently acquired, 100% controlled Lincoln Hill and 100% owned Gold Ridge properties. The project covers a total of 3,276 acres, and securely positions the company along Midway Gold's Spring Valley gold trend. Newmont Mining and Coeur Rochester conducted earlier exploration work at Lincoln Hill. Rye Patch's evaluation of this work includes re-logging of Newmont drill holes, construction of drill hole cross-sections and analysis of previous surface and underground sampling programs. The Company's analysis indicates that the project contains potential for a bulk-tonnage gold deposit similar to the Rochester Silver Mine and the Spring Valley discovery. The Rochester mining district has produced a total of 4.5 million ounces of gold and 130 million ounces of silver. An exploration budget totalling US$400,000 was approved, and exploration permits are in place. A 2,000-metre drilling program was completed in August 2008. The assay results were released in September 24, 2008 news release.

The exploration program cut multi-ounce gold and silver intersections in drillhole LR-013 including 25 feet grading 2.2 ounces/ton gold from 90 to 115 feet downhole. In addition, there were numerous significant gold intervals encountered in the program. A total of 8,375 feet (2,550 metres) in 18 reverse circulation drillholes were completed.

The Lincoln Hill drilling intersected significant gold and silver assays; however, several drillholes had significant silver assays that did not make the rigorous cut-off criteria because gold values are below the gold cut-off grade. Drilling completed at the adjacent pediment zone located within the Gold Ridge portion of the property indicates a potential new discovery.

In October 2008, the Company commenced the follow-up drilling to follow the high-grade gold and silver intervals along strike of the northeast breccias zones as well as test the depth extent of this near-surface, shallow mineralisation on drill hole LR-013 which returned 700 feet grading 0.792 opt gold including an interval of 25 feet grading 2.200 opt gold (21.3 metres grading 27.16 g/t gold including an interval of 7.6 metres grading 75.44 g/t gold).

Keystone South

The Keystone property was recently optioned from Barrick Gold. It is strategically located south of the multi-million ounce Cortez Hills gold deposit along the Cortez Gold Trend. Based on the deal, Rye Patch may acquire a 60% interest in Keystone by incurring minimum exploration expenditures totalling US$1million over four years. It is also obligated to make the first US$150,000 in exploration expenditures by January 2009, with the remaining expenditures at the election of Rye Patch. The proposed US$150,000 work program will define exploration target for drilling. To date, surface geologic mapping, geochemical sampling and a detailed gravity geophysical survey has been completed and targets are being identified with the intent of drilling the project in 2009.

Reclamation bonds

Reclamation bonds are posted in an escrow account with the State of Nevada as a standard permitting procedure. The bond is released once reclamation is completed and the Bureau of Land Management (BLM) and/or State Reclamation office signs off on the reclamation. To date, the Company has reclaimed its disturbances once operations are complete. In addition, the Company has had partial sign off on some of the Wilco reclamation from the BLM; however, the bond ($84,560 at September 30, 2008) will remain in place as the Company plans additional work on the Wilco project. This bond will likely be added to as the new permits are submitted to the BLM and State of Nevada. Also, new bonding will be required as the Company permits road building, drilling and other operations at Jessup, Lincoln Hill/ Gold Ridge and Keystone South. At this point in time, the Company has not provided for reclamation and restoration costs in its financial statements as the amount is immaterial.

Other

During the first quarter of 2008, the Company announced that it has ended its business relationship with The Buick Group, its investor relations consultant.

On April 1, 2008, the Company entered into an investor relations agreement with Renmark Financial Communications Inc. The Company agreed to pay Renmark $7,000 a month for its services. The initial

agreement is for one year, but may be terminated by the Company after September 30, 2008, after 30 days written notice. Renmark may terminate the agreement at any time upon giving the Company 30 days written notice.

On April 22, 2008 the Company announced that its Board of Directors adopted a shareholder rights plan (the "Rights Plan"). The Rights Plan, which takes effect April 22, 2008, has been adopted to ensure the fair treatment of shareholders in the event of any take-over offer for the Company's common shares. The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly. Bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be "Permitted Bids" under the Rights Plan. Permitted Bids are offers to acquire common shares of the Company made by way of take-over bid circular and which must, among other requirements described in the Rights Plan, remain open for at least 60 days. Rye Patch is not adopting the Rights Plan in response to, or in anticipation of, any specific take-over bid or proposal to acquire control of the Company. The Rights Plan is similar to plans adopted by other Canadian companies.

The Rights Plan was accepted by the TSX Venture Exchange and the Company's shareholders ratified the Rights Plan on May 20, 2008 at the meeting of shareholders. The Rights Plan will expire at the termination of the Company's annual general meeting in 2011, unless extended upon reconfirmation by shareholders at that meeting. Subsequently, the Rights Plan must be reconfirmed by shareholders at every third annual general meeting of the Company thereafter.

Results of Operations - Administration

For the three months ended September 30, 2008 compared with the three months ended September 30, 2007:

The Company recorded a net loss for the three months ended September 30, 2008 of $1,775,763 (loss per share - $0.05) compared to $1,500,315 (loss per share - $0.06) in the third quarter of 2007. In the third quarter of 2008, the Company expensed $1,375,141 in exploration costs, compared to $1,159,923 the third quarter of 2007.

Administrative expenses totaled $416,699, compared to $364,069 in the three months ended September 30, 2007, with stock-based compensation accounting for $40,991 (2007 - $50,606) of these costs. Stock-based compensation expense is a non-cash expense. Of the total spent on administrative expenses, $56,909 was spent on management fees (September 30, 2007 - $49,938), $48,624 on wages and bonuses (September 30, 2007 - $98,524), $53,461 on office and administration (2007 – recovery of $8,590), and $100,795 on investor relations (September 30, 2007 - $33,242). The major increases were in investor relations costs of $67,553 and office and administration of$62,051, partially offset by decreases in wages and bonuses of $49,900 and accounting and audit of $45,063. The increases reflect the new investor relations program to increase shareholders and investor awareness and the Company's move to a fully operational exploration company listed on the TSX-V. The decreases reflect lower audit cost in 2008 and $55,000 of bonuses paid to the President and the Company's Chairman for services provided to the Company in 2007, while no bonuses were paid in 2008.

For the nine months ended September 30, 2008 compared with the nine months ended September 30, 2007:

The Company recorded a net loss for the nine months ended September 30, 2008 of $2,729,077 (loss per share - $0.09) compared to $2,025,639 (loss per share - $0.10) in the same period of 2007. The Company expensed $1,611,335 in exploration costs (September 30, 2007 – $1,267,423). This amount was primarily spent on drilling program on Wilco ($884,930), Lincoln ($363,475), and Jessup ($265,634) properties.

Administrative expenses totaled $1,183,327 (2007 – $786,271) with non-cash stock-based compensation expense accounting for $214,299 (2007 - $138,086) of these costs. Of the total spent on administrative expenses, $155,959 was spent on management fees (September 30, 2007 - $49,940), $145,533 on wages and bonuses (September 30, 2007 - $203,999), and $240,714 (September 30, 2007 - $48,745) on investor relations. During the comparative period in 2007, management had just started being paid a regular salary or management fees, and Rye Patch had just started the contract for the services of the investor relations consultant.

Reconciliation of the Use of Proceeds raised under the IPO prospectus:

The table below details the proposed use of proceeds of the funds raised by the prospectus dated June 21, 2007, versus the actual use of proceeds to date (i.e., for the approximately fourteen months since the closing of the IPO):

		Proposed Use of Proceeds	Actual Use of Proceeds	Difference
1.	To pay the balance of the estimated remaining costs of the IPO (including balance of the corporate finance fee)	$150,000	$315,507	($165,507)
2.	To conduct the recommended Phase I exploration program on the Wilco project (1)	$1,209,100	$1,339,985	($130,885)
3.	To pay North American Diversified Resources Corporation (NADR) the balance owing pursuant to the Wilco assignment agreement	$133,750	$131,385	$2,365
4.	To evaluate and acquire other mineral properties or interests therein (2)	$200,000	$685,763	($485,763)
5.	To cover estimated general and administrative expenses for 12 months following the IPO (3)	$789,000	$1,184,688	($395,688)
6.	To provide general working capital to fund ongoing operations	$1,638,150	$462,672	$1,175,478
	Total	**$4,120,000**	**$4,120,00**	-

(1) The additional expenditure is the result of the discovery of the Section Line zone and follow-up drilling.
(2) Jessup Property, Lincoln Hill Property and Keystone property acquisitions
(3) General and administrative expenses from August 2007 to September 30, 2008, following the IPO.

Note that the above budget is for a one year period and the actual results are since the IPO – approximately 14 months.

Summary of Quarterly Results

The following is a summary of the Company's financial results for the past eight quarters back to the incorporation of the Company:

	2008			2007				2006
	Q3	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**
Total other revenue	$16,077	$26,065	$23,443	$40,105	$25,277	$2,968	$3,269	$3,276
Net loss	$1,775,763	$595,486	$357,828	$552,720	$1,500,315	$281,315	$244,009	$331,614
Basic loss per share (1)	$0.05	$0.02	$0.01	$0.03	$0.06	$0.02	$0.03	$0.02

(1) Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

The expenses incurred by the Company are typical of junior exploration companies that do not have established mineral reserves. Expenses are not incurred evenly over the quarters as a result of non-recurring activities or events.

Liquidity

On July 19, 2007, the Company completed its IPO consisting of 8,000,000 units ("Units") at a price of $0.50 per Unit, together with the full exercise of an over-allotment option for an additional 2,000,000 Units, resulting in gross proceeds of $5,000,000. Each Unit was comprised of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant entitling the holder thereof to purchase one common share at a price of $0.75 for a period of two years from the closing date.

PI Financial Corp. ("PI Financial") acted as agent for the IPO and the Company granted PI Financial and its selling group compensation options to purchase a total of 900,000 common shares at a price of $0.50 for a period of two years from the closing date. In addition, PI Financial elected to be paid a portion of its 7% cash commission and corporate finance fee by way of Units at a deemed issue price of $0.50 per Unit, resulting in the issuance of a total of 562,750 Units to PI Financial.

Historically the Company's capital resources have been limited to the amount raised for the sale of equity. The Company has relied upon the sale of equity securities for cash required for exploration and development purposes, for acquisitions, and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will continue to rely primarily upon sales of its equity to raise capital. There can be no assurance that equity financing will always be available to the Company in any amount. Mining exploration is a capital-intensive business with periods of many years from initial exploration to any prospect of revenues. This nature of the mining business increases risks of insufficient capital resources above the risk level of many other businesses.

To this end, on May 16, 2008, the Company announced that it had completed a non-brokered private placement with Kinross Gold Corporation. The private placement was for five million common shares at a price of $0.25 for gross proceeds of $1.25 million. Kinross now holds approximately 15% of the issued and outstanding common shares of the Company.

The Company also completed a follow-up financing of an additional one million common shares at a price of $0.25 per share. The Company issued 60,000 common shares as a finder's fee.

The Company has sufficient cash on hand to complete the objectives set out in its IPO prospectus and to complete the programs detailed in "Results of Operations".

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company's current treasury will allow continuing exploration efforts and resource definition work throughout 2009. If market conditions prevail or improve, the Company will make adjustments to budgets accordingly.

Contractual obligations

There have been no material changes in the Company's contractual obligations during the interim period that are outside of the ordinary course of the Company's business.

Capital Resources

The Company has obligations pursuant to option agreements it has entered into. While the Company has no contractual obligation to satisfy these obligations, it would forfeit any interest it may have earned to that date. Detailed terms of those agreements and the obligations are included in the Financial Statements. More specifically, the Company has met its minimum exploration expenditure commitment with respect to the Wilco-Newmont property up to December 15, 2009. In addition, the Company met its minimum exploration expenditure commitment up to November 2009 and its 2008 advance royalty payment with respect to the Lincoln property and required US$150,000 of exploration expenditures on Keystone property. The Company's other property related commitments are payments to be made in cash and/or shares. The Company has sufficient funds to meet these obligations.

The Company granted 430,000 stock options to directors, consultants and employees of the company at a price of $0.45 and 400,000 stock options at a price of $0.40 with an 18 month vesting period and five year expiry according to the terms of the Company's Stock Option Plan.

Transactions with Related Parties

During the nine months ended September 30, 2008, the Company entered into the following transactions with directors and officers of the Company:

a) The Company incurred legal fees of $35,678 (2007 - $12,827), deferred financing costs of $Nil (2007 - $80,477) and share issue costs of $8,328 (2007 - $138,966) with a legal firm of which the Corporate Secretary is a partner. As at September 30, 2008, $Nil (December 31, 2007 - $9,771) was owed to this firm.

b) The Company incurred accounting and administrative fees of $45,675 (2007- $48,500) with a company of which the Chief Financial Officer is the President and a director. As at September 30, 2008, $5,250 (December 31, 2007 - $5,300) was owed to this company.

c) The Company incurred $98,371 (2007 - $76,447) for rent and administrative expenses on behalf of a company with directors in common. This company reimburses the Company for these expenses, and at September 30, 2008, $Nil (December 31, 2007 - $Nil) was owed by this company.

d) The Company incurred $155,959 (2007 - $49,940) in management fees and paid a bonus of $Nil (2007 - $55,000) to a company controlled by its President, and to a company controlled by its Chairman. As of September 30, 2008, $6,596 (December 31, 2007 - $Nil) was owed to the President for administrative expenses incurred on behalf of the Company.

Proposed Transactions

The Company is reviewing a number of other possible acquisition opportunities within established Nevada gold trends. The status of these negotiations varies between very advanced to establishing contact with the owners. The final outcome will be dependent on the ability of the parties to reach mutual and equitable agreement for each project opportunity.

Subsequent Event

Subsequently, the Company paid the advanced royalty payment of US$60,000 and issued 100,000 shares toward the lease of Lincoln property.

Subsequently, a total of 55,000 stock options expired.

Disclosure of Outstanding Share Data

Common Shares

Description	Authorized at September 30, 2008	Outstanding as at November 26, 2008
Common shares	Unlimited	34,108,617

Warrants as at November 26, 2008:

Expiry date	Exercise price	Number of warrants	Weighted average exercise price	Weighted average remaining contractual life (years)
July 19, 2009	$ 0.75	5,281,375	$ 0.75	0.80
September 28, 2009	1.00	1,000,000	1.00	0.99
		6,281,375	$ 0.79	0.83

Each whole warrant is exercisable into one common share on payment of the exercise price.

Options Outstanding as at November 26, 2008:

Expiry date	Exercise price	Number of options
October 12, 2011	$ 0.40	65,000
October 12, 2011	$ 0.50	825,000
January 19, 2012	$ 0.40	100,000
January 19, 2012	$ 0.50	150,000
March 14, 2012	$ 0.50	200,000
July 19, 2012	$ 0.50	90,000
October 18, 2012	$ 0.45	430,000
June 10, 2013	$ 0.40	400,000
		2,260,000

* Subsequently, 35,000 of these options expired.
** Subsequently, 15,000 of these options expired.
*** Subsequently, 5,000 of these options expired.

Each option is exercisable into one common share on payment of the exercise price.

Changes in Accounting Policies including Initial Adoption

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants Handbook. There was no material impact on the Company's financial condition or operating results as a result of the adoption of these new standards:

(a) Section 3862 – Financial Instruments – Disclosures, which replaces section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories;

(b) Section 3863 – Financial Instruments – Presentation, to enhance financial statements users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows;

(c) Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard, the Company will be required to disclose the following:

- qualitative information about its objectives, polices and processes for managing capital;
- summary quantitative data about what it manages as capital;
- whether during the period it complied with any externally imposed capital requirement to which it is subject; and
- when the Company has complied with such externally imposed capital requirements, the consequences of such non-compliance;

(d) Section 1400 – General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity's ability to continue as a going concern;
(e) Section 3031 - Inventories, requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value; and

(f) Section 3064, Goodwill and Intangible Assets, establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.

Recent Accounting Policy Pronouncements not yet adopted

(a) Business combinations

The proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company's business combinations, if any, with an acquisition date subsequent to the effective date. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a

prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests). Adoption of this section is not expected to impact the Company.

(b) International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board ("AcSB") confirmed the mandatory changeover date to International Financial Reporting Standards ("IFRS") for Canadian profit-oriented publicly accountable entities ("PAE's") such as the Company.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE's with a December 31 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending March 31, 2011, with comparative financial information for the quarter ended March 31, 2010. The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ended December 31, 2010. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements.

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified. During fiscal 2009, the Company will continue to evaluate the impact of IFRS on the Company and develop and put in place a plan for the conversion to IFRS. If the Company decides not to early adopt the standards, the actual conversion work will occur in late 2009 and 2010, in anticipation of the preparation of the January 1, 2010 balance sheet that will be required for comparative purposes for all periods ending in 2011.

Additional information

Additional information relating to the Company, including the Company's IPO prospectus, is on SEDAR at www.sedar.com and on the Company's website at www.ryepatchgold.com.

Internal Controls and Procedures over Financial Reporting

There was no change in the Company's internal control over financial reporting during the third quarter ended September 30, 2008, that materially affected, or was reasonably likely to materially affect, the Company's internal control over financial reporting.

Risks and Uncertainties

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this document. The reader should also refer to the discussion of risks contained in the Company's IPO prospectus dated June 21, 2007.

Forward-Looking Statements

This MD&A contains forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Company's IPO prospectus. All statements in this MD&A, other than statements of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are not guarantees of future performance and actual results may differ materially. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Outlook

Rye Patch Gold continues to deliver value to its shareholders by increasing its gold resource base. The Company now has approximately 0.8 million ounces of gold in the measured and indicated category and 1.15

million ounces of gold in the inferred category. The Company is well on its way to meeting its goal of having five million ounces of gold within the next three years. This growth will be achieved through the acquisition of resource-based projects and organic growth in our existing project portfolio.

The capital markets that the Company has historically accessed to raise funding for exploration are in an unprecedented state of turmoil. This will make it difficult to raise further funding and may delay planned exploration work on the Company's projects.

END